Exhibit 99.1

GOLD RESERVE LTD.

999 W. Riverside Ave., Suite 401,

Spokane, WA 99201

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that an annual general meeting (the “Meeting”) of the holders (the “Shareholders”) of common shares, par value US$0.01 each (the “Common Shares”) of GOLD RESERVE LTD., formerly GOLD RESERVE INC. (the “Company”) will be held at Rosebank Centre, 5th Floor, 11 Bermudiana Road, Pembroke HM 08, Bermuda on Thursday, December 12, 2024 at 11:00 a.m. Bermuda time (7:00 a.m. Pacific time) for the following purposes:

(1)	to elect directors of the Company to hold such positions until the next annual meeting of Shareholders or until their successors are elected or appointed or their office is otherwise vacated;
(2)	to consider and, if deemed advisable, to approve an ordinary resolution authorizing the board of directors of the Company (the “Board”), at any time between the date of the Meeting and the date of the Company’s subsequent annual general meeting, to appoint, at the Board's discretion and at its option, up to an additional three (3) directors to the Board without any further shareholder approval;
(3)	to consider and, if deemed advisable, approve an amendment to the Company’s 2012 Equity Incentive Plan to increase the number of Common Shares available to be granted thereunder to 14,932,307;
(4)	to approve 2,500,000 conditional stock options granted to Mr. Paul Rivett on May 3, 2024;
(5)	to appoint CBIZ CPAs P.C. as independent auditors of the Company and to authorize the Board to fix the auditors’ remuneration;
(6)	to lay before the Shareholders the financial statements of the Company for the year ended December 31, 2023, together with the report of the auditors thereon; and
(7)	to conduct any other business as may properly come before the meeting or any adjournment or postponement thereof.

Registered Shareholders who are unable to attend the Meeting or any adjournment or postponement thereof in person and who wish to ensure that their Common Shares will be voted are requested to complete, sign and mail the enclosed form of proxy to Proxy Services, c/o Computershare Investor Services, P.O. Box 43006, Providence, RI 02940-3006. Proxies must be received not later than 48 hours preceding the Meeting or any adjournment or postponement thereof. A form of proxy, management information circular (the “Circular”), a supplemental mailing list return card and a copy of the Company’s 2023 Annual Report accompany this Notice of Annual General Meeting of Shareholders.

Non-registered Shareholders (for example, those Shareholders who hold Common Shares in an account with an intermediary), should follow the voting procedures described in the voting instruction form provided by such intermediary or call the intermediary for information as to how to vote their Common Shares. For further information with respect to Shareholders who own Common Shares through an intermediary, see “Voting by Non-Registered Shareholders” in the accompanying Circular.

The specific details of the matters proposed to be put before the Meeting are set forth in the accompanying Circular. The Board has fixed the close of business on Tuesday, November 12, 2024 as the record date for the determination of Shareholders entitled to notice of the Meeting and any adjournment or postponement thereof.

DATED this 14th day of November, 2024

BY ORDER OF THE BOARD OF DIRECTORS

Paul Rivett, Chief Executive Officer

GOLD RESERVE LTD. MANAGEMENT INFORMATION CIRCULAR

MANAGEMENT SOLICITATION OF PROXIES

This Management Information Circular (the “Circular”) is furnished in connection with the solicitation of proxies by or on behalf of the management of GOLD RESERVE LTD., formerly GOLD RESERVE INC. (the “Company”) to be voted at the Annual General Meeting of Shareholders of the Company (the “Meeting”) to be held on December 12, 2024 at 11:00 a.m. Bermuda time (7:00 a.m. Pacific time), at Rosebank Centre, 5th Floor, 11 Bermudiana Road, Pembroke HM 08, Bermuda, or at any adjournment or postponement thereof, for the purposes set forth in the accompanying Notice of Annual General Meeting of Shareholders. The solicitation of proxies will be primarily by mail but proxies may also be solicited personally or by telephone or by other means of communication by employees of the Company on behalf of management of the Company. Employees will not receive any extra compensation for such activities. The Company may pay brokers, nominees or other persons holding common shares of the Company, par value $0.01 each (the “Common Shares”) in their name for others for their reasonable charges and expenses in forwarding proxies and proxy materials to beneficial owners of such Common Shares, and obtaining their proxies. The Company may also retain independent proxy solicitation agents to assist in the solicitation of proxies for the Meeting. The cost of solicitation by management will be borne by the Company. Except where otherwise stated, the information contained herein is given as of November 14, 2024.

The Notice of Annual General Meeting of Shareholders, this Circular and the Company’s 2023 Annual Report are also available for review on the Company’s website at www.goldreserve.bm under “2024 Annual Shareholder Meeting” and under the Company’s profile on SEDAR+ at www.sedarplus.ca.

CURRENCY

Unless otherwise indicated, all currency amounts referred to herein are stated in U.S. dollars.

APPOINTMENT AND REVOCATION OF PROXIES

The individuals named in the enclosed form of proxy are directors and/or officers of the Company. A Shareholder (as defined below) submitting a proxy has the right to appoint a person or company, who need not be a Shareholder, to represent the Shareholder at the Meeting other than the persons designated in the form of proxy furnished by the Company. To exercise this right, the Shareholder may either (i) insert the name of the desired representative in the blank space provided in the form of proxy attached to this Circular, or (ii) submit another appropriate written form of proxy that is permitted under applicable law and that the chairman of the Meeting shall accept.

The completed proxy must be deposited at the office of Proxy Services, c/o Computershare Investor Services, P.O. Box 43006, Providence, RI 02940-3006 not later than 48 hours preceding the Meeting or any adjournment or postponement thereof, otherwise the instrument of proxy will be invalid. However, the time limit for deposit of proxies may be waived or extended by the Chairman of the Meeting at his discretion, without notice.

See “Voting by Non-Registered Shareholders” below for a discussion of how non-registered Shareholders (i.e. Shareholders that hold their Common Shares through an account with a bank, broker or other nominee in “street name”) may appoint proxies.

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You may revoke or change your proxy at any time before it is exercised at the Meeting. In the case of Shareholders appearing on the registered shareholder records of the Company, a proxy may be revoked at any time prior to its exercise by delivering a written notice of revocation or another signed proxy bearing a later date to the Secretary of the Company at its principal executive office located at 999 W. Riverside Avenue, Suite 401, Spokane, Washington 99201, USA not later than 48 hours preceding the Meeting or any adjournment or postponement thereof. You may also revoke your proxy by giving notice or by voting in person at the Meeting; your attendance at the Meeting, by itself, is not sufficient to revoke your proxy.

Shareholders that hold their Common Shares through an account with a bank, broker or other nominee should follow the instructions provided by their bank, broker or nominee in revoking their previously deposited proxies.

EXERCISE OF DISCRETION BY PROXIES

The Common Shares represented by the proxy will be voted or withheld from voting in accordance with the instructions of the Shareholder on any ballot that may be called for and, if the Shareholder specifies a choice with respect to any matter to be acted upon, the Common Shares will be voted accordingly. IN THE ABSENCE OF SUCH CHOICE BEING SPECIFIED, SUCH COMMON SHARES WILL BE VOTED “FOR” THE MATTERS SPECIFICALLY IDENTIFIED IN THE NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS ACCOMPANYING THIS CIRCULAR.

The persons named in the enclosed proxy will have discretionary authority with respect to any amendments or variations of the matters of business to be acted on at the Meeting or any other matters properly brought before the Meeting or any adjournment or postponement thereof, in each instance, to the extent permitted by law, whether or not the amendment, variation or other matter that comes before the Meeting is routine and whether or not the amendment, variation or other matter that comes before the Meeting is contested. If any other matters are properly presented for consideration at the Meeting, or if any of the identified matters are amended or modified, the individuals named as proxies on the enclosed form of proxy will vote the Common Shares that they represent on those matters as recommended by management of the Company. If management of the Company does not make a recommendation, then they will vote in accordance with their best judgment. At the time of printing this Circular, the management of the Company knows of no such amendments, variations or other matters to come before the Meeting other than the matters referred to in the Notice of Annual General Meeting of Shareholders.

VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF

The Company’s issued and outstanding shares consist of Common Shares. Holders of Common Shares (the “Shareholders”) are entitled to one vote per Common Share and may vote on all matters to be considered and voted upon at the Meeting or any adjournment or postponement thereof. The Company has set the close of business on November 12, 2024 (the “Record Date”) as the record date for the Meeting. As of the Record Date, there were 113,037,414 issued and outstanding Common Shares.

The Company will prepare a list of Shareholders of record at the Record Date. Shareholders of record at the Record Date will be entitled to vote the Common Shares then registered in their name at the Meeting or any adjournment or postponement thereof.

To the knowledge of the directors and executive officers of the Company, as of the Record Date, the only persons, firms or corporations that beneficially owned, or exercised control or direction, directly or indirectly, over more than 10% of the voting rights attached to the Common Shares were:

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Shareholder Name	Number of Common Shares Held at Record Date	Percentage of Common Shares Issued (1)
Greywolf Capital Management LP (2)	29,086,828	25.7%
Greywolf Event Driven Master Fund.	6,384,948	5.6%
Greywolf Overseas Intermediate Fund	2,924,344	2.6%
Greywolf Strategic Master Fund SPC, Ltd. – MSP9	9,330,589	8.3%
Greywolf Strategic Master Fund SPC, Ltd. – MSP5	2,322,303	2.0%
GWC Select Opportunities SPC, Ltd. – SP5	5,972,263	5.3%
Greywolf Opportunities Master Fund II LP	2,152,381	1.9%
Camac Capital, LLC (3)	18,527,103	16.4%
Camac Fund, LP	9,475,404	8.4%
Camac Fund II, LP	9,051,699	8.0%

(1)	Based on the number of Common Shares outstanding on the Record Date.
(2)	The number of Common Shares held is based on publicly available information filed with the U.S. Securities and Exchange Commission last filed on July 11, 2024.
(3)	The number of Common Shares held is based on publicly available information filed with the U.S. Securities and Exchange Commission last filed on October 2, 2024.

A quorum for the transaction of business at the Meeting shall be two or more persons present in person and representing in person or by proxy not less than 5% of the total issued Common Shares throughout the Meeting; provided that, if the Company shall at any time have only one Shareholder, one Shareholder present in person or by proxy shall form a quorum for the transaction of business at the Meeting.

VOTING BY NON-REGISTERED SHAREHOLDERS

Only registered Shareholders at the close of business on the Record Date or the persons they designate as their proxies are permitted to vote at the Meeting. In many cases, however, the Common Shares owned by a person (a “non-registered Shareholder”) are registered either: (a) in the name of an intermediary (an “Intermediary”) that the non-registered Shareholder deals with in respect of the Common Shares (Intermediaries include, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered registered savings plans, registered retirement income funds, registered education savings plans and similar plans); or (b) in the name of a clearing agency (such as The Canadian Depository for Securities Limited) of which the Intermediary is a participant.

In accordance with the requirements of National Instrument 54-101 – Communication with Beneficial Owners of Securities of a Reporting Issuer of the Canadian Securities Administrators (“NI 54-101”), the Company has distributed copies of this Circular and the accompanying Notice of Annual General Meeting of Shareholders and form of proxy (collectively, the “Meeting Materials”) to the clearing agencies and Intermediaries for distribution to non-registered Shareholders of Common Shares.

Intermediaries are required to forward the Meeting Materials to non-registered holders unless a non- registered Shareholder has waived the right to receive them. Intermediaries will often use service companies to forward the Meeting Materials to non-registered Shareholders. Generally, non-registered Shareholders who have not waived the right to receive the Meeting Materials will either:

(a)	be given a form of proxy which has already been signed by the Intermediary (typically by a facsimile stamped signature), which is restricted as to the number and class of securities beneficially owned by the non-registered Shareholder but which is not otherwise completed. Because the Intermediary has already signed the form of proxy, this form of proxy is not required to be signed by the non-registered Shareholder when submitting the proxy. In this case, the non- registered Shareholder who wishes to vote by proxy should otherwise properly complete the form of proxy and deliver it as specified above under the heading “Appointment and Revocation of Proxies”; or
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(b)	be given a form of proxy which is not signed by the Intermediary and which, when properly completed and signed by the non-registered Shareholder and returned to the Intermediary or its service company, will constitute voting instructions (often called a “Voting Instruction Form”) which the Intermediary must follow. Typically, the non-registered Shareholder will also be given a page of instructions which contains a removable label containing a bar code and other information. In order for the form of proxy to validly constitute a Voting Instruction Form, the non- registered Shareholder must remove the label from the instructions and affix it to the Voting Instruction Form, properly complete and sign the Voting Instruction Form and submit it to the Intermediary or its services company in accordance with the instructions of the Intermediary or its service company.

In either case, the purpose of this procedure is to permit non-registered Shareholders to direct the voting of the Common Shares they beneficially own. Should a non-registered Shareholder who receives either form of proxy wish to vote at the Meeting in person (or have another person attend and vote on behalf of the non-registered Shareholder), the non-registered Shareholder should strike out the persons named in the form of proxy and insert the non-registered Shareholder’s name, or such other person’s name, in the blank space provided. Non-registered Shareholders should carefully follow the instructions of their Intermediary, including those regarding when and where the form of proxy or Voting Instruction Form is to be delivered.

A non-registered Shareholder may revoke a form of proxy or Voting Instruction Form given to an Intermediary by contacting the Intermediary through which the non-registered Shareholder’s Common Shares are held and following the instructions of the Intermediary respecting the revocation of proxies. In order to ensure that an Intermediary acts upon a revocation of a proxy form or Voting Instruction Form, the written notice should be received by the Intermediary well in advance of the Meeting.

Under NI 54-101, non-registered Shareholders or “beneficial” shareholders are either “objecting beneficial owners” or “OBOs”, who object to the disclosure by Intermediaries of information about their ownership in the Company, or “non-objecting beneficial owners” or “NOBOs”, who do not object to such disclosure. The Company is not sending the Meeting Materials (including any request for voting instructions made by an Intermediary) directly to NOBOs and does not intend to pay for proximate intermediaries to send such materials to OBOs. Accordingly, OBOs will not receive the Meeting Materials unless the Intermediary assumes the costs of delivery.

BUSINESS OF THE MEETING

Item 1 – Election of Directors

The bye-laws of the Company provide that the board of directors of the Company (the “Board”) shall consist of a minimum of three and a maximum of fifteen directors, with the actual number of directors within that range to be determined from time to time by the Board. The Board presently consists of eight directors. Effective at the time of the Meeting, the Board has set the number of directors at seven, and Shareholders are being asked to elect seven members to the Board.

The Board held ten meetings during the most recently completed financial year which were attended in person or by phone by the directors as follows: Messrs. Timm, Coleman, Cohen, Johnston, Gagnon and Tunkey attended all ten meetings; Mr. Geyer retired as a director effective November 15, 2023 and attended all nine meetings for which he was entitled to attend and Mr. Knight became a director effective November 15, 2023 and attended one meeting for which he was entitled to attend.

The bye-laws of the Company provide that each director shall be elected to hold office until the next annual general meeting of Shareholders or until their successors are elected or appointed or their office is otherwise vacated. All of the current directors’ terms expire on the date of the Meeting and it is proposed by management of the Company that all of the current directors (with the exceptions of Rockne J. Timm and James H. Coleman, who will not be standing for re-election at the Meeting), as well as Jonathan Howes, be

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elected to serve until the next annual meeting of Shareholders, or until their successors are elected or appointed or their office is otherwise vacated, in accordance with the bye-laws of the Company. Mr. Coleman is currently a member of the Legal, Nominating (Chair), Barbados (Chair), Special (Chair), and Financial Markets committees, and his replacement on each of those committees will be appointed by the Board following the Meeting.

The following table and the notes thereto state the name and residence of all of the persons proposed to be nominated by management of the Company for election as directors, their principal occupations, the period or periods of service as directors of the Company, the approximate number of Common Shares beneficially owned, controlled or directed, directly or indirectly, by each of them as of the Record Date and the committees of the Board of which they are a member.

Shareholders can vote for all of the directors, vote for some of them and vote against or abstain from voting for others, or vote against or abstain from voting for all of them.

Management of the Company recommends that Shareholders vote FOR the election of each of the directors below. Unless instructions are given to vote against or abstain from voting with regard to the election of directors, the persons whose names appear on the enclosed form of proxy will vote FOR the election of each of the seven nominees whose names are set out in the table below. In order to be elected at the Meeting, each director must receive a majority of votes cast at the Meeting FOR their election.

Name and Place of Residence	Principal Occupation	Director of the Company since	Shares Beneficially Owned, or Controlled or Directed, directly or indirectly as of Record Date	Member of Committee
Robert A. Cohen Becket, Massachusetts USA	Mr. Cohen has been a director of the Company since 2017 and became Chairman effective February 13, 2024. He retired as of October 1, 2016 from his position as a litigation partner in the international law firm Dechert LLP, and its predecessor firms, in the New York office, where he practiced for more than forty (40) years.	2017	-	Compensation Nominating Legal (Chair)
Paul Rivett Toronto, Ontario Canada	Mr. Rivett was appointed Executive Vice-Chairman and a director of the Company, May 3, 2024. Subsequently, on October 4, 2024, he became the Chief Executive Officer of the Company. Additionally, Mr. Rivett currently sits on a number of not-for-profit and for-profit boards, including two public companies, GreenFirst Forest Products Inc. and Chorus Aviation Inc. Mr. Rivett is the President of Tevir Capital Corp., a Canadian wealth management firm he founded. Mr. Rivett previously served as the Chair of Torstar and	2024	-	-
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Name and Place of Residence	Principal Occupation	Director of the Company since	Shares Beneficially Owned, or Controlled or Directed, directly or indirectly as of Record Date	Member of Committee
	before that, served as the President of Fairfax Financial, a global insurance holdings and value investing company, where he worked for nearly two decades. Mr. Rivett is well known as a dynamic entrepreneur and successful developer of value in enterprises in a variety of industries. He has over 30 years of experience in acquiring, developing and leading new business opportunities in numerous sectors, including insurance, banking, manufacturing, industrial, digital media, tech, retail, carbon capture, restaurant, aviation, forestry and real estate sectors. As part of one currently planned investment, Mr. Rivett is expected to join the board of directors and take an executive role, subject to a number of closing conditions, including regulatory and other approvals.
James Michael Johnston Seattle, Washington USA	Mr. Johnston co-founded Steelhead Partners, LLC (“Steelhead”) in late 1996 to form and manage the Steelhead Navigator Fund. Prior, as senior vice president and senior portfolio manager at Loews Corporation, Mr. Johnston co- managed over $5 billion in corporate bonds and also managed an equity portfolio. He began his investment career at Prudential Insurance as a high yield and investment-grade credit analyst. Mr. Johnston was promoted to co- portfolio manager of an $11 billion fixed income portfolio in 1991. He graduated with honors from Texas Christian University with a degree in finance and completed his MBA at the Johnson Graduate School of Business at Cornell University.	2017	10,099,924(1)	Compensation (Chair) Audit Financial Markets
Yves M. Gagnon Ottawa, Ontario Canada	Former Ambassador Gagnon joined Global Affairs Canada in 1971. He retired from the public service in 2016 after 45 years of service. He has held positions of increasing importance including Canada’s	2020	-	Special Audit
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Name and Place of Residence	Principal Occupation	Director of the Company since	Shares Beneficially Owned, or Controlled or Directed, directly or indirectly as of Record Date	Member of Committee
	Ambassador to six countries including Venezuela and Cuba with a special emphasis on Latin America. He has also been a Senior Policy Advisor to Canada’s Ministers of Foreign Affairs and International Trade for the Americas. Mr. Gagnon has a BA in Arts (1968) and a B.Sc. in Political Science (1971) from Laval University and is a graduate of the National School of Administration (ENA) France (1977).
James P. Tunkey Larchmont, New York USA	Mr. Tunkey has 29 years of experience in global risk advisory, including asset tracing and recovery, and political and operational risk management. He is the Chief Operating Officer of a global investigations and security consulting company named I- OnAsia. Mr. Tunkey was a director of Kroll Associates and Pinkerton Business Intelligence & Investigations prior to joining I- OnAsia in 2004. Mr. Tunkey holds a TRIUM Master of Business (MBA), jointly conferred by the London School of Economics, HEC Paris, and NYU Stern School of Business. He is a Qualified Risk Director and a Certified Fraud Examiner. Mr. Tunkey holds other professional certificates, including in Corruption Control and Organizational Integrity from Harvard’s JFK School of Government.	2022	1,001	Audit (Chair) Nominating
David A. Knight Oakville, Ontario Canada	Mr. Knight is a retired lawyer with 40 years’ experience in the areas of securities and mining law. Prior to his retirement in 2021, Mr. Knight acted as legal advisor to the Company and currently acts as a consultant.	2023	-	Legal Compensation
Jonathan Howes, CPA Hamilton Parish, Bermuda	Mr. Howes has served as the chief executive officer of The Bermuda Press (Holdings) Limited (“BPHL”), a Bermuda company listed on the Bermuda Stock	N/A	-	N/A
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Name and Place of Residence	Principal Occupation	Director of the Company since	Shares Beneficially Owned, or Controlled or Directed, directly or indirectly as of Record Date	Member of Committee
Exchange and primarily engaged in real estate holdings, newspaper publishing and office equipment, through its subsidiaries, since January 2010. He also currently serves as a director of BPHL. From April 2007 to December 2010, Mr. Howes served as the chief financial officer of The Royal Gazette Limited, a daily newspaper publisher in Bermuda. Mr. Howes has also served on the board of directors of the Bermuda Chamber of Commerce since 2014, and has served as its Treasurer since 2020.
(1)	Mr. Johnston is a member and portfolio manager of Steelhead, which acts as investment manager of Steelhead Navigator Master, L.P. and another client account that together hold 10,099,924 Common Shares as of the Record Date. As such, Mr. Johnston may be deemed to beneficially own the Common Shares owned by these client accounts, as he may be deemed to have the power to direct the voting or disposition of such Common Shares. Otherwise, Mr. Johnston disclaims beneficial ownership of these securities. The number of Common Shares held is based on publicly available information filed with the

U.S. Securities and Exchange Commission last filed on September 6, 2024.

Other Executive Officer

David P. Onzay, Chief Financial Officer

Mr. Onzay became the Company’s Chief Financial Officer in January 2022. He has been with the Company for 31 years and previously served as the Company Controller. He is also the Chief Financial Officer of Gold Reserve Corporation, GR Mining (Barbados) Inc., GR Procurement (Barbados) Inc. and GR Mining Group (Barbados) Inc.

Cease Trade Orders, Bankruptcies, Penalties and Sanctions

No proposed director of the Company is, as at the date hereof, or has been, within 10 years before the date hereof, a director, chief executive officer or chief financial officer of any company (including the Company) that:

(a)	was subject to an order that was issued while the proposed director was acting in the capacity as director, chief executive officer or chief financial officer; or
(b)	was subject to an order that was issued after the proposed director ceased to be a director, chief executive officer, or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as a director, chief executive officer or chief financial officer.

For purposes of the above, an “order” means (a) a cease trade order; (b) an order similar to a cease trade order; or (c) an order that denied any company (including the Company) access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days.

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No proposed director of the Company is, as at the date hereof, or has been, within the 10 years before the date hereof, a director or executive officer of any company (including the Company) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

No proposed director of the Company has, within the 10 years before the date hereof, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of such proposed director.

Item 2 – Authorization of Board to Appoint Directors

At the Meeting, Shareholders will be asked to authorize the Board, at any time between the date of the Meeting and the date of the Company’s subsequent annual general meeting, to appoint, at the Board's discretion and at its option, up to an additional three (3) directors to the Board without any further shareholder approval (the “Board Increase Authority”). The Shareholders can vote for, against or abstain from voting with respect to the ordinary resolution for the Board Increase Authority.

Management of the Company recommends that Shareholders vote FOR the resolution for the Board Increase Authority. Unless instructions are given to vote against or abstain from voting with regard to the Board Increase Authority resolution, the persons whose names appear on the enclosed form of proxy will vote FOR the Board Increase Authority resolution. In order for the Board Increase Authority resolution to pass, there must be a majority of votes cast at the Meeting FOR its approval.

Item 3 – Approval of Amendment to the 2012 Equity Incentive Plan

At the Meeting, Shareholders will be asked to consider and, if deemed advisable, to approve an amendment (the “Amended 2012 Plan”) of the Company’s 2012 Equity Incentive Plan (the “2012 Plan”). A copy of the Amended 2012 Plan is appended to this Circular as Appendix A. The details of the existing 2012 Plan, including certain amendments made in 2024 in connection with TSXV policies and the continuance of the Company from the province of Alberta to the jurisdiction of Bermuda, can be found below under “Executive Compensation – Incentive Plans – The 2012 Plan”.

On May 3, 2024, the Board approved an amendment to the maximum number of Common Shares issuable pursuant to options exercised under the 2012 Plan; in particular, the maximum number of Common Shares issuable was increased from 9,939,500 to 14,932,307, which as of the Record Date represents approximately 13.21% of the total issued and outstanding Common Shares of the Company (the “Plan Maximum Amendment”).

The Board is of the view that the Amended 2012 Plan will provide the Company with the flexibility to continue to attract and maintain the services of directors, executive officers, employees and other service providers, including the flexibility to facilitate the proposed grant of Conditional Options (as defined below) to Paul Rivett, the Executive Vice-Chairman and Chief Executive Officer of the Company (as further described below under “Item 4 – Approval of 2,500,000 Conditional Stock Options granted to Paul Rivett”), and is competitive with the equity incentives provided by other similar companies in the same industry as the Company.

The Amended 2012 Plan, if approved by Shareholders at the Meeting, will include the Plan Maximum Amendment. For the Plan Maximum Amendment to be approved, an ordinary resolution must be passed by a majority of the votes cast in respect thereof at the Meeting. At the Meeting, Shareholders will be asked

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to consider and, if thought advisable, approve the following ordinary resolution (the “Incentive Plan Resolution”):

“BE IT RESOLVED THAT:

1.  the amendment of the 2012 Equity Incentive Plan (the “Plan”) of Gold Reserve Ltd. (the “Company”), such that the maximum number of common shares of the Company, par value US$0.01 each (“Common Shares”) available for issuance pursuant to the Plan be increased from a fixed maximum of 9,939,500 Common Shares to 14,932,307 Common Shares, subject to the other terms and conditions of the Plan, be and is hereby authorized and approved; and

2.	any one director or officer of the Company be hereby authorized, for and on behalf of the Company, to execute or cause to be executed, and to deliver or cause to be delivered, all such documents and filings, and to do or cause to be done all such acts and things, as in the opinion of such director or officer may be necessary or desirable in order to carry out the terms of these resolutions, such determination to be conclusively evidenced by the execution and delivery of such documents or the doing of any such act or thing.”

In order to be passed, the Incentive Plan Resolution must be approved by a majority of the votes cast in respect thereof at the Meeting. Management of the Company recommends that Shareholders vote FOR the Incentive Plan Resolution. Unless instructions are given to vote against or abstain from voting on the Incentive Plan Resolution, the persons whose names appear on the enclosed form of proxy will vote FOR the Incentive Plan Resolution.

Certain major Shareholders, representing approximately 51.06% of the outstanding Common Shares as of the Record Date, have agreed to vote their Common Shares FOR the Incentive Plan Resolution.

Item 4 – Approval of 2,500,000 Conditional Stock Options granted to Paul Rivett

On May 3, 2024, the Company granted 750,000 options to purchase Common Shares under the 2012 Plan to Mr. Paul Rivett, Executive Vice-Chairman and now Chief Executive Officer of the Company. 250,000 of such options vested immediately at an exercise price of $3.28 per Common Share. With respect to the additional 500,000 options, 50% vested on November 3, 2024, and the remaining 50% will vest on May 3, 2025, at an exercise price of $5.00 per Common Share. These options have a maximum term of five years from the date of grant.

In addition, also on May 3, 2024, the Company granted 2,500,000 conditional stock options to purchase Common Shares under the 2012 Plan, as amended by the Plan Maximum Amendment, to Mr. Rivett at an exercise price of $7.00 per Common Share (the “Conditional Options”). 50% of the Conditional Options will vest on February 3, 2025, and the remaining 50% will vest on November 3, 2025. The Conditional Options have a maximum term of five years from the date of grant.

Further, as previously disclosed, on October 4, 2024, in connection with Mr. Rivett’s appointment as Chief Executive Officer of the Company, the Company granted Mr. Rivett an additional 1,000,000 options to purchase Common Shares. 50% of those options vested on the date of grant, and the remaining 50% will vest on April 4, 2025, all at an exercise price of $2.35 per Common Share and with a maximum term of five years from the date of grant. For greater certainty, the exercise of such options is not conditional on either the Incentive Plan Resolution or the Conditional Options Resolution (as defined below) being passed at the Meeting.

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The Conditional Options may not be exercised unless the Company obtains the majority approval of the disinterested Shareholders (i.e., all Shareholders excluding Mr. Rivett and his “Associates” and “Affiliates”, as defined in TSXV Policy 1.1 – Interpretation, including Common Shares held beneficially by such persons) of the grant of the Conditional Options at the Meeting. As of the date of this Circular, Mr. Rivett (including his “Associates” and “Affiliates”, as defined in TSXV Policy 1.1 – Interpretation) does not hold any Common Shares.

At the Meeting, disinterested Shareholders will be asked to consider and, if thought advisable, approve the following ordinary resolution (the “Conditional Options Resolution”):

“BE IT RESOLVED THAT:

1.  The granting of 2,500,000 conditional stock options at an exercise price of US$7.00 per common share of Gold Reserve Ltd. (the “Company”), par value US$0.01 each, to Paul Rivett be hereby ratified and approved, subject to any change required by the TSX Venture Exchange; and

2.  any one director or officer of the Company be hereby authorized, for and on behalf of the Company, to execute or cause to be executed, and to deliver or cause to be delivered, all such documents and filings, and to do or cause to be done all such acts and things, as in the opinion of such director or officer may be necessary or desirable in order to carry out the terms of these resolutions, such determination to be conclusively evidenced by the execution and delivery of such documents or the doing of any such act or thing.”

In order to be passed, the Conditional Options Resolution must be approved by a majority of the votes cast in respect thereof at the Meeting by the disinterested Shareholders. If either the Incentive Plan Resolution or Conditional Options Resolution are not approved at the Meeting, the Conditional Options will be automatically terminated. Management of the Company recommends that Shareholders vote FOR the Conditional Options Resolution. Unless instructions are given to vote against or abstain from voting on the Conditional Options Resolution, the persons whose names appear on the enclosed form of proxy will vote FOR the Conditional Options Resolution.

Certain major Shareholders, representing approximately 51.06% of the outstanding Common Shares as of the Record Date, have agreed to vote their Common Shares FOR the Conditional Options Resolution.

Item 5 – Appointment of Independent Auditors

It is proposed that the firm of CBIZ CPAs P.C. (“CBIZ”) be appointed by the Shareholders to serve as the independent auditors of the Company until the close of the next annual general meeting, and that the Board be authorized to fix such auditors’ remuneration.

The predecessor auditors of the Company, PricewaterhouseCoopers LLP (“PwC”), were first appointed as auditors in 2001. Upon consideration by the Board, including the members of the audit committee of the Board (the “Audit Committee”), PwC resigned, at the Company’s request, as the independent auditors of the Company effective as of November 13, 2024, and CBIZ was appointed as the independent auditors of the Company effective as of November 13, 2024.

In accordance with Section 4.11 of National Instrument 51-102 – Continuous Disclosure Obligations (“NI 51-102”), a notice of change of auditor was sent to PwC, as well as CBIZ, each of which provided a letter to the Company addressed to the securities regulatory authority in each province where the Company is a reporting issuer indicating their agreement with the statements in the notice of change of auditor. A reporting package, as defined in NI 51-102, is attached as Appendix B to this Circular and includes the notice of change of auditor and the abovementioned letters from PwC and CBIZ to the applicable securities

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regulatory authorities. The reporting package will also be filed in accordance with NI 51-102 under the Company’s profile on SEDAR+ at www.sedarplus.ca and on the SEC’s website at www.sec.gov.

Management of the Company recommends that Shareholders vote FOR the appointment of CBIZ as the Company’s independent auditors at a remuneration to be fixed by the Board. Unless instructions are given to vote against or abstain from voting on the appointment of CBIZ as the Company’s independent auditors at a remuneration to be fixed by the Board, the persons whose names appear on the enclosed form of proxy will vote FOR the appointment of CBIZ as the Company’s independent auditors at a remuneration to be fixed by the Board. In order to be appointed as auditors at the Meeting at a remuneration to be fixed by the Board, CBIZ must receive a majority of votes cast at the Meeting FOR their appointment.

Item 6 – Laying of Financial Statements and Auditor’s Report

A copy of the consolidated financial statements of the Company for the year ended December 31, 2023 (the “Financial Statements”) and the report of the Company’s independent auditors on the Financial Statements are included in the 2023 Annual Report and will be laid before the Shareholders at the Meeting. Copies of the Financial Statements can also be obtained on SEDAR+ at www.sedarplus.ca or on the SEC’s website at www.sec.gov. Shareholders are not being asked or required to vote on the laying of the Financial Statements.

EXECUTIVE COMPENSATION

The disclosure that follows has been prepared in accordance with the provisions of National Instrument 51- 102 – Continuous Disclosure Obligations of the Canadian Securities Administrators.

Compensation Discussion and Analysis

The purpose of this Compensation Discussion and Analysis (“CD&A”) is to provide information about the Company’s executive compensation philosophy, objectives and processes and to discuss compensation decisions relating to certain of the Company’s senior officers, being the three identified named executive officers (the “NEOs”) during the Company’s most recently completed financial year, being the year ended December 31, 2023. The NEOs who are the focus of this CD&A and who appear in the executive compensation tables of this Circular are: James H. Coleman, president, chairman emeritus, formerly executive chairman, and director; Rockne J. Timm, chief executive officer (the “CEO”) and director (who retired as CEO of the Company effective February 13, 2024); and David P. Onzay, chief financial officer (“CFO”) of the Company.

Compensation Committee

The Company’s compensation program was administered during 2023 by the compensation committee of the Board (the “Compensation Committee”). The Compensation Committee is currently composed of the following directors:

James Michael Johnston (Chair) Robert A. Cohen David A. Knight

The Compensation Committee met 10 times during 2023 via conference calls, excluding email exchanges. While serving on the Compensation Committee, all of the members participated actively in all discussions. All of the members of the Compensation Committee have had experience in matters of executive compensation that is relevant to their responsibilities as members of such committee by virtue of their respective professions and long-standing involvement with public companies or other large for-profit organizations.

The Board has determined that each member of the Compensation Committee satisfied the definition of “independent” director as established under National Instrument 58-101 – Disclosure of Corporate

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Governance Practices (“NI 58-101”) of the Canadian Securities Administrators. The Compensation Committee currently has no written charter.

The function of the Compensation Committee is to evaluate the Company’s performance and the performance of the NEOs. The Compensation Committee develops proposals for the cash and equity-based compensation of the NEOs and submits such proposals to the full Board for consideration and approval as appropriate. The Compensation Committee also reviews the Company’s compensation plans, policies and programs and other specific compensation arrangements to assess whether they meet the Company’s risk profile and to ensure they do not encourage excessive risk taking on the part of the recipient of such compensation. The Board has complete discretion over the amount and composition of each NEO’s compensation. Compensation matters relating to the directors were administered by the full Board. Compensation matters relating to each NEO who is a member of the Board were administered by the Compensation Committee.

Compensation Program Philosophy

The goal of the compensation program is to attract, retain and reward employees and other individuals who contribute to both the immediate and the long-term success of the Company. Contributions are largely measured subjectively, and are rewarded through cash and equity-based compensation.

Historically, the Company has principally used a combination of cash and grants of stock options to compensate its employees, directors and consultants. The guiding compensation principles have been to ensure compensation levels are competitive in order to attract and retain qualified employees, directors and consultants and to use incentive compensation to balance short and long-term performance and to align the interests of NEOs with those of shareholders. Currently, however, the Company is not earning any income from operations and may not do so for some time. As a result, the Company is required to adjust its compensation formulation to preserve cash until circumstances change, and to do so in creative ways that continue to encourage and reward its people. In this manner, the Company can balance the Company’s financial condition and cash needs with the need to ensure NEOs are financially rewarded for their performance and to incentivize them to remain loyal and perform at the high level expected.

In early 2021, at the recommendation of the Compensation Committee following extensive deliberations and consultations with Senior Management (Messrs. Coleman, Timm and Belanger), the Company implemented a program of voluntary salary reductions for executives, independent directors and certain technical consultants. The salaries and fees of Senior Management, independent directors and consultants were reduced effective October 31, 2021. To create financial incentive, each individual affected received stock options based on the percentage of his salary reduction. The greater the salary reduction, the greater the multiplier for the stock options. Likewise, Senior Management will receive a payment equal to the cost of exercising the options (“Milestone Bonus”) if and when a specific Company objective, or “Milestone”, is met, within the prescribed time period.

If all options granted pursuant to the salary reductions are exercised, dilution of almost 2.984 million Common Shares would result. The Compensation Committee believes such a dilution would not be unreasonable considering the cash savings resulting from this program.

The Compensation Committee believes that the program is beneficial for all stakeholders, as it serves multiple goals: save cash and provide downside protection for the Company’s stock, provide incentives to achieve important goals and align all stakeholders in the Company to the upside of creating value.

This compensation program to incentivize Senior Management’s voluntary salary reduction has four key elements.

1	Granting of stock options with immediate vesting based on the percentage of salary reduction that the executive elected. See “Outstanding Equity Awards at Fiscal Year-End” below for the specific option grants made.
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2	The Compensation Committee recognized that the executives possess deep and extensive experience, expertise and institutional knowledge about the Company’s affairs, the Siembra Minera Project, the ICSID Award and the circumstances and people in Venezuela. The Company would be significantly disadvantaged if this was suddenly lost. Accordingly, the Compensation Committee recommended that the Company offer each of Messrs. Coleman, Timm and Belanger a three-year consulting services agreement should the executive’s employment terminate for any reason other than cause. The Company and these executives entered into consulting services agreements on October 4, 2021. Under the consulting services agreement, the executive will be paid 33% of his salary as of December 31, 2020 for year one, 25% for year 2, and 20% for year 3. The Compensation Committee recognized that this also has the effect of extending the period of time in which the executives could exercise their options. See “Termination and Change of Control Benefits” below for specific details on the amounts payable to the individual executives pursuant to such consulting agreements.
3	Establishment of a bonus plan based on achieving any one of certain Milestones within certain time periods. These Milestones are quantitative and qualitative and relate to the outcome of the current settlement arrangement with Venezuela (the “Settlement Agreement”) and decisions related to the Siembra Minera Project. The Company is relying on an exemption available under applicable securities laws from the requirement to disclose these specific Milestones as this information contains sensitive information, the public disclosure of which would seriously prejudice the Company’s interests. The Milestones, if achieved, will equate to a maximum of approximately 329% of the total Senior Management individual’s compensation in the year paid. The Milestones are considered challenging and requiring significant effort to accomplish. Milestones are to be achieved in compliance with any Canadian or U.S. sanctions.
4	Entering into severance arrangements with Senior Management, in addition to the existing Change of Control agreements, whereby Senior Management would receive 24 months compensation for termination without cause and 12 months compensation for retirement with advance written notice to the Company. Severance compensation would be based on the executive’s base salary during 2020. See description in “Termination and Change of Control Benefits” below.

Existing Change of Control agreements were amended to reflect changes arising from this compensation plan such as the base salary calculation. See description in “Termination and Change of Control Benefits” below.

The Compensation Committee recommended that independent directors also be asked to voluntarily reduce their annual basic retainer fee and be entitled to stock option grants if they do so. The independent directors agreed to reduce their retainer fee to the extent indicated in “Director Compensation” below, and were granted the options set forth in “Director Compensation” below.

The Company evaluates the extent to which strategic and business goals are met and measures individual performance, albeit subjectively, and the degree to which teamwork and Company objectives are promoted. Traditionally, the Company strove to achieve a balance between the compensation paid to a particular individual and the compensation paid to other employees and executives having similar responsibilities within the Company. The Company also strives to ensure that each employee understands the components of his or her salary, and the basis upon which it is determined and adjusted.

While the Company encourages NEOs to own Common Shares of the Company, the Company does not currently have a policy requiring officers or directors of the Company to own Common Shares.

The Compensation Committee considers the risk implications of the Company’s compensation policies and practices and did so in considering the changes to compensation policies and practices in 2021. The Compensation Committee concluded that there was no appreciable risk associated with such policies and

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practices as such policies and practices do not have the potential of encouraging an executive officer or other applicable individual to take on any undue risk or to otherwise expose the Company to inappropriate or excessive risks. The Milestone Bonuses are consistent with the Company’s objectives and the strategy set for the Company by the Board. Furthermore, although the Company does not have in place any specific prohibitions preventing a NEO or a director from purchasing financial instruments, including, for greater certainty, prepaid variable forward contracts, equity swaps, collars, or units of exchange funds, that are designed to hedge or offset a decrease in market value of stock options or other equity securities of the Company granted in compensation or held directly or indirectly, by the NEO or director, the Company is unaware of the purchase of any such financial instruments by any NEO or director.

During 2023, the Company did not retain a compensation consultant or advisor to assist the Board or Compensation Committee in determining compensation for the Company’s executive officers and directors.

Compensation Elements and Rationale for Pay Mix Decisions

For 2023, to reward both short and long-term performance in the compensation program and in furtherance of the Company’s compensation objectives noted above, the Company’s executive compensation philosophy included the following two principles:

Compensation levels should be competitive

A competitive compensation program is vital to the Company’s ability to attract and retain qualified senior executives. To ensure that the compensation program is competitive, the Company and the Compensation Committee look to the circumstances of the Company and data with respect to other companies that have some relevance to the Company and its circumstances.

Incentive compensation should balance short and long-term performance

To reinforce the importance of balancing strong short-term annual results and long-term viability and success, NEOs may receive both short and long-term incentives. Short-term incentives focus on the achievement of certain objectives for the upcoming year, while stock options create a focus on share price appreciation over the long term.

Compensation Benchmarking

The Company in the past established base salaries and other compensation by using an extensive internal survey of base salaries paid to officers of mining companies with similar experience in the mining industry. In 2023, the Compensation Committee determined that was not appropriate as the Company did not have an operating mine but the Compensation Committee did feel that they should be generally aware of compensation practices for such companies to ensure the Company continues to be able to attract and retain top mining industry talent.

Components of Executive Compensation

The components of executive compensation are as follows:

Base Salary. The administration of the program requires the Compensation Committee to review annually the base salary of each NEO and to consider various factors, including individual performance, experience, length of time in position, future potential, responsibility, and the executive’s current salary in relation to the executive salary range at other mining companies. These factors are considered subjectively and none are accorded a specific weight. For the period of 2021-2024, the base salary of Senior Management has been reduced on a voluntary basis.

Bonuses. In addition to base salary, the Compensation Committee from time-to-time recommends to the Board payments of discretionary bonuses to executives and selected employees. Such bonuses are based on the same criteria and determined in a similar fashion as described above.

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Equity. The Compensation Committee from time-to-time recommends to the Board grants of stock options to executives and selected employees. These grants are to motivate the executives and selected employees to achieve goals that are consistent with the Company’s business strategies, to create Shareholder value and to attract and retain skilled and talented executives and employees. These factors are considered subjectively and none are accorded a specific weight when granting awards.

401(k) Plan Contribution. The Compensation Committee annually determines the contribution to a 401(k) plan maintained by the Company’s subsidiary, Gold Reserve Corporation (the “401(k) Plan”), for allocation to individual participants. Participation in and contributions to the 401(k) Plan by individual employees, including officers, is governed by the terms of the 401(k) Plan. See “Incentive Plans – 401(k) Plan”.

Chief Executive Officer’s Compensation

It is the responsibility of the Compensation Committee to review and recommend to the Board for ratification the compensation package for the CEO based on the same factors listed above that are used in determining the base salaries for the other NEOs.

For 2023, the Compensation Committee had not developed specific quantitative or qualitative performance measures or other specific criteria for determining the compensation of the Company’s CEO, other than the Milestones referred to above, none of which were achieved in 2023.

The determination of the CEO’s compensation in 2023 was based on his voluntary salary reduction agreement signed in 2021.

Other NEOs’ Compensation

In determining the compensation of the other NEOs, the compensation during 2023 was based on their 2021 compensation as voluntarily reduced in the case of Mr. Coleman. Generally, the Compensation Committee considers prior compensation and equity grants when considering current compensation.

Change of Control Agreements

The Company maintains change of control agreements with each of the NEOs (the “Change of Control Agreements”) which were implemented by the Board to induce the NEOs to remain with the Company.

See “Termination and Change of Control Benefits” below.

Summary Compensation Table

The following table discloses the compensation paid or granted by the Company to the NEOs for each of the fiscal years ended December 31, 2023, 2022, and 2021.

The amounts related to the option-based awards and the share-based awards do not necessarily represent the value of the Common Shares when vesting occurs, the value of the stock options when exercised, or value the employee may realize from the sale of the Common Shares.

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Name and Principal Position	Year	Salary ($)	Share-based Awards ($)	Option- based Awards ($)	Non-equity Incentive plan compensation		Pension Value ($)	All Other Compensation ($)	Total Compensation ($)
					Annual Incentive plans	Long- term incentive plans

James H. Coleman (1)	2023	250,000	- -	n/a	n/a	n/a	46,200 (2)	296,200
Former Executive	2022	250,000	- -	n/a	n/a	n/a	35,000 (3)	285,000
Chairman, Director	2021	447,917	- 642,766 (6)	n/a	n/a	n/a	42,600 (4)	1,133,283

Rockne J. Timm (1)	2023	375,000	- -	n/a	n/a	n/a	46,200 (2)	421,200
Former CEO, Director	2022	375,000	- -	n/a	n/a	n/a	42,700 (3)	417,700
	2021	572,917	- 482,075 (6)	n/a	n/a	n/a	42,600 (4)	1,097,592

David P. Onzay	2023	241,500	- -	n/a	n/a	n/a	33,810 (2)	275,310
CFO	2022	217,875	- 38,724 (5)	n/a	n/a	n/a	30,503 (3)	287,102
	2021	180,000	- -	n/a	n/a	n/a	25,200 (4)	205,200

(1)	Messrs. Coleman and Timm did not receive compensation for their roles as directors.
(2)	Other compensation for 2023 paid to Mr. Timm consists of the Company’s cash contribution to his 401(k) Plan, formerly entitled the KSOP Plan. For each of the other NEOs, other compensation consists of the Company’s contribution in the form of cash to each of the NEOs allocated to the 401(k) Plan (or similar arrangement in the case of Mr. Coleman). In 2024, Mr. Timm received other compensation (not reflected in the table) in the form of a severance payment of $725,403 due to his retirement as CEO effective February 13, 2024.
(3)	Other compensation for 2022 consists of the Company’s contribution in the form of cash to each of the NEOs allocated to the 401(k) Plan (or similar arrangement in the case of Mr. Coleman).
(4)	Other compensation for 2021 consists of the Company’s contribution in the form of cash to each of the NEOs allocated to the KSOP Plan (or similar arrangement in the case of Mr. Coleman) and a signing bonus related to the Executive Compensation Reduction as follows:

NEO	Compensation Reduction Bonus ($)	KSOP and Other ($)	Total ($)
James H. Coleman	2,000	40,600	42,600
Rockne J. Timm	2,000	40,600	42,600
David P. Onzay	-	25,200	25,200
(5)	On October 4, 2022, the Company granted 100,000 stock options to Mr. Onzay, with an exercise price of $0.99 per share. The fair market value of these stock options at the date of grant was estimated using the Black-Scholes valuation model, which valuation model the Company has determined to be the most accurate measure of value for option-based awards with the following assumptions: a three-year expected term; expected volatility of 53%; risk free interest rate of 4.08% per annum; and a dividend rate of 0%. The weighted average grant date fair value of the stock options granted was calculated at approximately $0.39. The stock options vested immediately.
(6)	On October 4, 2021, the Company granted stock options to the NEOs as follows: Mr. Coleman, 1,000,000 and Mr. Timm, 750,000, with an exercise price of $1.60 per share. The fair market value of these stock options at the date of grant was estimated using the Black-Scholes valuation model, which valuation model the Company has determined to be the most accurate measure of value for option-based awards with the following assumptions: a five-year expected term; expected volatility of 45%; risk free interest rate of 0.95% per annum; and a dividend rate of 0%. The weighted average grant date fair value of the stock options granted was calculated at approximately $0.64. The stock options vested immediately.
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Outstanding Equity Awards at Fiscal Year-End

The following table sets forth information concerning all outstanding stock options to acquire Common Shares granted to the NEOs outstanding as at December 31, 2023. No share-based awards were outstanding as at December 31, 2023.

		Option-based Awards				Share-based Awards
Name	Grant Date	Number of securities underlying unexercised options #	(1) Option exercise price ($)	Option expiration date	(2) Value of unexercised in-the-money options ($)	Number of shares or units of shares that have not vested #	Market or payout value of share-based awards that have not vested ($)	Market or payout value of share-based awards not paid out or distributed ($)

James H. Coleman Former Executive Chairman, Director	7/25/2014	25,000	3.26	7/25/2024	-	-	-	-
	6/29/2015	75,000	3.15	6/29/2025	-	-	-	-
	2/16/2017	400,000	2.39	2/16/2027	152,000	-	-	-
	10/4/2021	1,000,000	1.60	10/4/2031	1,170,000	-	-	-
	Total	1,500,000			1,322,000	-	-	-

Rockne J. Timm Former CEO, Director	2/16/2017	425,000	2.39	2/16/2027	161,500	-	-	-
	10/4/2021	750,000	1.60	10/4/2031	877,500	-	-	-
	Total	1,175,000			1,039,000	-	-	-

David P. Onzay CFO	7/25/2014	50,000	3.26	7/25/2024	-	-	-	-
	2/16/2017	92,500	2.39	2/16/2027	35,150	-	-	-
	9/25/2020	75,000	1.70	9/25/2030	80,250	-	-	-
	10/4/2022	100,000	0.99	10/4/2032	178,000	-	-	-
	Total	317,500			293,400	-	-	-

(1)	In September 2020, Shareholders approved the re-pricing of an aggregate of 2,045,000 outstanding stock options exercisable for the purchase of Common Shares previously granted to Insiders of the Company by reducing the exercise price of each such option to the higher of: (i) the original exercise price of each re-priced option less $0.76; or (ii) the closing price on the principal market of the Common Shares on the day prior to the re-pricing becoming effective. The above table reflects this re-pricing of options.
(2)	The “Value of unexercised in-the-money options” was calculated by determining the difference between the market value of the securities underlying the option at the end of the financial year and the exercise price of such stock options. At December 31, 2023 the closing price of the Common Shares on the OTCQX was $2.77.

Options Vested During the Year

The following table sets forth information for NEOs regarding the value of stock options that vested during the financial year ended December 31, 2023. No stock options held by NEOs vested during the year. There are no share-based awards outstanding, and no non-equity incentive plan compensation was earned during the financial year ended December 31, 2023.

Name	Option-based awards – Value vested during the year $	Share-based awards – Value vested during the year $	Non-equity incentive plan compensation – Value earned during the year $
James H. Coleman Former Executive Chairman and Director	-	-	-
Rockne J. Timm Former CEO and Director	-	-	-
David P. Onzay CFO	-	-	-

Incentive Plans

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The 2012 Plan

The 2012 Plan was adopted by the Board for the employees, officers, directors and consultants of the Company and its subsidiaries and permits the grant of stock options, which are exercisable for Common Shares.

For the financial year ended December 31, 2023, the maximum number of Common Shares issuable under stock options granted under the 2012 Plan was 9,939,500. As of the date of this Circular, 423,501 stock options have been exercised, 9,052,392 stock options are outstanding (excluding the Conditional Options) and 463,607 stock options remain available for issuance. If the Plan Maximum Amendment is approved at the Meeting, the maximum number of Common Shares issuable under the Amended 2012 Plan will be 14,932,307.

The 2012 Plan was established to provide incentives to qualified parties to increase their proprietary interest in the Company and thereby encourage their continuing association with the Company. The stock options granted by the Company are exercisable for Common Shares. The stock options granted under the 2012 Plan are for terms of up to ten years and are subject to certain vesting periods as required by the TSXV. The 2012 Plan is administered by the Compensation Committee, and in certain cases by the Board, established pursuant to the terms of the 2012 Plan.

In accordance with the rules of the TSXV, the number of Common Shares which may be reserved for issuance to any one person may not exceed 5% of the issued Common Shares in a 12-month period, calculated as at the date the stock options are granted to such person. In addition, pursuant to the rules of the TSXV and as set forth in the 2012 Plan, the Company may not grant stock options providing for the issuance of more than 2% of the issued Common Shares to any one consultant in any 12-month period, calculated as at the date the stock options are granted to such consultant, and the Company may not grant stock options providing for the issuance, in the aggregate, of more than 2% of the issued Common Shares to all persons retained to conduct investor relations activities in any 12-month period, calculated as at the date the stock options are granted to such persons. Certain of these limits may be exceeded if the Company obtains disinterested Shareholder approval in accordance with the terms of the 2012 Plan and the policies of the TSXV.

The 2012 Plan also provides for the following:

(a)	stock options granted under the 2012 Plan will have an expiry date not to exceed 10 years from the date of grant;
(b)	any stock options granted that expire or terminate for certain reasons without having been exercised will become available for reissuance under the 2012 Plan;
(c)	stock options will vest as required by the TSXV and as may be determined by a committee designated pursuant to the 2012 Plan, or in certain cases, by the Board;
(d)	the minimum exercise price of any stock options granted under the 2012 Plan will be the last previous closing price on the “Principal Market for the Stock”, which is expected to be the TSXV, on the date of grant, subject to the requirements of the TSXV;
(e)	subject to the approval of the Plan Maximum Amendment, the Board is authorized to grant to participants that number of stock options under the 2012 Plan not exceeding 9,939,500 of the issued and outstanding Common Shares, less the number of currently outstanding stock options and the number of stock options that have previously been exercised under the 2012 Plan; and
(f)	options may be terminated or expire prior to their stated expiry date for various reasons including retirement, death, disability, or termination of employment (for cause, voluntarily or involuntarily) of the participant, in accordance with the terms of the 2012 Plan, including that (i) on Retirement (as defined in the 2012 Plan), options may be exercised at any time prior to the earlier of the stated expiry date of the options or twelve months after the date of Retirement; (ii) on death or Disability
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(as defined in the 2012 Plan), options may be exercised for up to the earlier of the stated expiry date of the options or one year after such death or Disability; (iii) on termination for cause, options will generally become null and void on the date of the event causing the termination; (iv) on involuntary termination, options may be exercised at any time prior to the earlier of the stated expiry date or within thirty days after the involuntary termination (as described in the 2012 Plan); (v) on voluntary termination, options may be exercised at any time prior to the earlier of stated expiry date of the options or within ninety days after the voluntary termination of employment; and (vi) options granted to any participant who is a director, officer, employee, Consultant or Management Company Employee (both as defined in the 2012 Plan) shall expire within a reasonable period following the date such participant ceases to be in that role, such period to be determined by the Board or relevant committee at the time such option is granted.

Amendments to the 2012 Plan may be made by the Board without Shareholder approval to:

(a)	amend the 2012 Plan to correct typographical, grammatical or clerical errors;
(b)	change the vesting provisions of an option granted under the 2012 Plan, subject to prior written approval of the TSXV, if applicable;
(c)	change the termination provisions of an option granted under the 2012 Plan if it does not entail an extension beyond the original expiry date of such option;
(d)	make such amendments to the 2012 Plan as are necessary or desirable to reflect changes to securities laws applicable to the Company;
(e)	make such amendments as may otherwise be permitted by the TSXV, if applicable; and
(f)	amend the 2012 Plan to reduce the benefits that may be granted to new plan participants.

On May 3, 2024, the Board approved the Plan Maximum Amendment, which is subject to Shareholder approval at the Meeting as described above. The Board also approved the following amendments to the 2012 Plan on May 3, 2024, which do not require Shareholder approval at the Meeting:

•	A clarification was made that all security based compensation is subject to TSXV hold periods, where applicable.
•	The requirement to obtain disinterested Shareholder approval where a grant could result in: (a) the number of Common Shares reserved for issuance under options granted to Insiders (as defined in the 2012 Plan) exceeding 10% of the issued and outstanding Common Shares; (b) the issuance to Insiders, within a 12 month period, of a number of options exceeding 10% of the issued and outstanding Common Shares; or (c) the issuance to any one optionee, within a 12 month period, of a number of Common Shares exceeding 5% of the issued and outstanding Common Shares, was clarified in all cases to be calculated as at the date any security based compensation is granted or issued.
•	The requirement to obtain disinterested Shareholder approval where the Company decreases the exercise price of an option previously granted to an Insider was amended to apply to any reduction in the exercise price of an option, or the extension of the term of an option, where the optionee is an Insider at the time of the proposed amendment.
•	In accordance with TSXV policies, a requirement was added that, in the event of adjustments to security based compensation granted or issued, including in connection with a “Change in Capitalization” (as defined in the 2012 Plan), and other than in connection with security consolidations or splits, such adjustments must be subject to prior acceptance of the TSXV,
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including adjustments related to an amalgamation, merger, arrangement, reorganization, spin-off, dividend or recapitalization.

•	A requirement was added that there can be no acceleration of the vesting requirements applicable to option grants to an Investor Relations Service Provider (as defined in TSXV Policy 4.4 – Security Based Compensation) without the prior written approval of the TSXV.
•	It was clarified that, should an option expire within the Blackout Period (as defined in the 2012 Plan), such option shall be automatically extended without any further act or formality to that day which is ten (10) business days following the expiry of the Blackout Period, excluding options that expire within nine (9) business days following the expiration of the Blackout Period, for such option, for all purposes under the 2012 Plan.
•	The requirement that options granted to any optionees who are directors, officers, employees, Consultants or Management Company Employees (each as defined in the 2012 Plan) must expire within a reasonable period following the date such optionee ceases to be in such role is no longer subject to any other provision in the 2012 Plan.

•	A requirement was added pursuant to which beneficiaries of deceased optionees must make claims under the 2012 Plan within one year of such optionee’s death.
•	Language was added to confirm that amendments to clarify existing provisions of the 2012 Plan do not have the effect of altering the scope, nature and intent of such provisions, unless such amendment explicitly states otherwise, in which case the approval of Shareholders shall be required as a condition to TSXV acceptance of the amendment, to confirm that amendments to the terms of the 2012 Plan or to grants or issuances of security based compensation will be subject to the approval of the TSXV and Shareholders where applicable.

In addition, on November 14, 2024, in connection with the continuance of the Company from the province of Alberta to the jurisdiction of Bermuda, the Board approved additional housekeeping amendments to the 2012 Plan as follows, which amendments do not require Shareholder approval at the Meeting:

•	All references to the Company’s prior 1997 Equity Incentive Plan and Venezuelan Equity Incentive Plan were removed, as no awards remain outstanding under such plans.
•	Amendments in connection with the continuance of the Company from the province of Alberta to the jurisdiction of Bermuda were made.

•	Indemnification of Committee (as defined in the 2012 Plan) members was clarified to be subject to the bye-laws of the Company.
•	The requirement that options granted to any optionees who are directors, officers, employees, Consultants or Management Company Employees (each as defined in the 2012 Plan) must expire within a reasonable period following the date such optionee ceases to be in such role was amended in line with TSXV policy to clarify that such period may not exceed 12 months.

The Amended 2012 Plan, if approved at the Meeting, will include all of the amendments described above as well as the Plan Maximum Amendment.

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Securities Authorized for issuance under Equity Compensation Plans

The following table sets forth certain information regarding the Company’s compensation plans as of December 31, 2023:

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under the plan
Equity compensation plans approved by securityholders (2012 Plan)	7,722,392	$2.04	2,216,107
Equity compensation plans not approved by securityholders	N/A	N/A	N/A
Total	7,722,392	$2.04	2,216,107

401(k) Plan

The Company’s subsidiary, Gold Reserve Corporation, maintains a 401(k) Plan, formerly known as the KSOP Plan, for the benefit of eligible employees. The 401(k) Plan consists of the contribution of a salary reduction amount and discretionary contributions by the Company for eligible employees into a 401(k) retirement savings plan. Eligible employees are those who have been employed for a period in excess of one year and who have worked at least 1,000 hours during the year in which any allocation is to be made.

Employee contributions to the 401(k) Plan are limited in each year to the total amount of salary reduction the employee elects to defer during the year, which was limited to $22,500 in the financial year ended December 31, 2023 ($30,000 limit for participants who are 50 or more years of age, or who turned 50 during the financial year ended December 31, 2023).

Employer contributions, stated as a percentage of eligible compensation, are determined each year by the Board. The employer contributions are disclosed under “Executive Compensation – Summary Compensation Table”, under the column “All Other Compensation”. All contributions, once made to the individual’s account under the 401(k) Plan, are thereafter self-directed.

During the financial year ended December 31, 2023, total employer and employee annual contributions to an employee participating in the 401(k) Plan were limited to a maximum of $66,000 ($73,500 limit for participants who are 50 or more years of age or who turned 50 years of age during the financial year ended December 31, 2023). The annual dollar limit is an aggregate limit which applies to all contributions made under this plan. For the 401(k) Plan, the Company adopted a minimum “Safe Harbor” contribution of 3% of eligible compensation during the financial year ended December 31, 2023.

Distributions from the 401(k) Plan are not permitted before the participating employee reaches the age of 59 years and six months of age, except in the case of death, disability, termination of employment by the Company or financial hardship. Allocated contributions to eligible 401(k) Plan participants (5 participants for the financial year ended December 31, 2023) for the financial years ended December 31, 2023, 2022 and 2021 were cash totaling an aggregate of $149,612, $140,354 and $163,429, respectively.

Retention Units

The Company has a Director and Employee Retention Plan (the “Retention Plan”) for the primary purposes of: (1) attracting and retaining directors, management and personnel with the training, experiences, and ability to enable them to make a substantial contribution to the success of the business of the Company, (2) to motivate participants by means of growth-related incentives to achieve long term goals, (3) to further align the interests of participants with those of the Shareholders through equity-based incentive

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opportunities, and (4) to allow each participant to share in the value of the Company following the grant of retention units (the “Retention Units”).

The Board or a committee thereof may grant Retention Units to directors and certain key employees of the Company or its subsidiaries. The Retention Units fully vest and are payable upon the achievement of pre- established goals or a Change of Control (described below).

No Retention Units were granted to directors, executive officers, or employees in the financial years ended December 31, 2023, 2022, or 2021 respectively. As of December 31, 2023, no Retention Units remained outstanding.

Termination and Change of Control Benefits

Termination of Employment, Change in Responsibilities and Employment Contracts

On October 4, 2021 letter agreements were entered into with Messrs. Timm, Coleman and Belanger setting out certain terms of their employment and compensation arrangements.

These letter agreements provide that, as of the date of such NEO’s termination of employment, he would be eligible for payments equal to 24 months of base salary, including payment of accrued vacation and his proportionate 401(k) Plan contribution in addition to 6 months of medical insurance coverage if he is terminated without cause. If he retires in 2022 with 6 months’ notice or in 2023 or thereafter with 90 days’ notice, he is entitled to 12 months of base salary, including payment of accrued vacation and his proportionate 401(k) Plan contribution in addition to 6 months of medical insurance coverage.

Base salary severance for these purposes is determined based on the base salary in effect during calendar year 2020. The salary severance is payable in one lump sum within 30 days of the severance event.

Upon the termination of employment by the Company, for any reason other than cause, of any such NEO, at the election of the NEO, they may agree to continue to provide consulting services to the Company for a period not exceeding three years, for an annual consulting fee which reduces over the term of the consulting agreement.

For the NEOs who had a letter agreement and remain as employees of the Company, if the NEO’s employment had been terminated at December 31, 2023 for the above reasons, the payments to these NEOs would have been approximately the following:

	Termination of Employment	Change of Control	Retirement	Consulting Fee
James H. Coleman	$1,000,000 plus equivalent amount to 401(k) contribution and medical insurance	$1,500,000 plus equivalent amount to 401(k) contribution and medical insurance	$500,000 plus equivalent amount to 401(k) contribution and medical insurance	Year 1: $166,667 Year 2: $125,000 Year 3: $100,000

Mr. Belanger retired from the Company effective December 31, 2022 and entered into a 3-year consulting agreement with the Company effective January 1, 2023. Mr. Belanger’s consulting fees, in accordance with the letter agreement, are $150,000 in 2023, $112,500 in 2024 and $90,000 in 2025.

Mr. Timm retired as CEO of the Company effective February 13, 2024 and entered into a 3-year consulting agreement with the Company effective the same date. Mr. Timm’s consulting fees, in accordance with the letter agreement, are $182,291 in 2024, $162,761 in 2025, $128,906 in 2026 and $15,625 in 2027.

Existing Change of Control Arrangements with Executive Officers

The Company maintains Change of Control Agreements with each of the NEOs, which were implemented by the Board to induce the NEOs to remain with the Company in the event of a Change of Control. The

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Board believes these individuals are important assets to the Company and their continued employment is important to oversee the enforcement and resolution of the Settlement Agreement with Venezuela and other legal actions related to the revocation of the mining rights of the Siembra Minera Project.

For these reasons, the Company has entered into Change of Control Agreements with each of the NEOs and certain other employees of the Company.

A “Change of Control” means one or more of the following:

(a)	the acquisition by any individual, entity or group, of beneficial ownership of equity securities of the Company representing more than 25 percent of the voting power of the outstanding equity securities with certain limited exceptions;
(b)	a change in the composition of the Board (the “Incumbent Board”) that causes less than a majority of the current directors of the Board to be members of the incoming board; however, that any individual becoming a director subsequent to March 28, 2008, whose election, or nomination for election by the Shareholders, was approved by a vote of at least the majority of the directors then comprising the Incumbent Board, but excluding, for this purpose, any such individual whose initial assumption of office occurs as a result of an actual or threatened election contest with respect to the election or removal of directors or actual or threatened solicitation of proxies or consents by or on behalf of a person other than the Board;
(c)	the consummation of a reorganization, merger, amalgamation, arrangement, business combination or consolidation or sale or other disposition of all or substantially all of the assets of the Company with certain limited exceptions;
(d)	the approval by Shareholders of the liquidation or dissolution of the Company; or
(e)	any other event or series of events which the Board reasonably determines constitutes a Change of Control.

Pursuant to the Change of Control Agreements, in the event of a Change of Control each participant is entitled to, among other things, continued employment with the Company and, if the participant’s employment is terminated within 12 months following the Change of Control either voluntarily by the participant or by the Company for any reason other than termination for cause, such participant will be entitled to receive, among other things:

(a)	an amount equal to 24 times his monthly salary (36 times for Mr. Timm and Mr. Coleman; the Change of Control time period of 24 months compared to 36 months is based primarily on seniority of position and responsibility and length of service with the Company), determined as of the date immediately prior to termination or the Change of Control, whichever is greater, except for Messrs. Timm and Coleman for which, it is 36 times the greatest of his monthly salary for the calendar year 2020; the 12 months immediately prior to the date of termination of his employment; or the 12 months immediately prior to the Change of Control;
(b)	an amount equal to two years of the Company’s 401(k) Plan contributions or equivalent amount for Mr. Coleman (based upon the maximum allowable allocation pursuant to applicable law and the participant’s annual salary immediately prior to his termination date or the Change of Control, whichever is greater except for Messrs. Timm and Coleman for which the annual salary would be the greatest of that for calendar year 2020, the 12 months immediately prior to the date of termination of his employment, or the 12 months immediately prior to the Change of Control);
(c)	an amount equal to the aggregate of all bonuses received during the 12 months prior to his termination date, or, in the case of Messrs. Timm and Coleman, during calendar year 2020, the 12 months immediately prior to the date of termination of his employment, or in the 12 months immediately prior to the Change of Control, whichever is the greatest, plus any amounts required to be paid in connection with unpaid vacation time;
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(d)	a payment equal to two times the monthly premium for maintenance of health, life, accidental death and dismemberment, and long-term disability insurance benefits for a period of 36 months;
(e)	cause all equity awards or equity-based awards (including stock options and restricted shares) granted to the participant to become fully vested and unrestricted;
(f)	at the election of the participant, the buy-out of the cash value of any unexercised stock options based upon the amount by which the weighted average trading price of the Common Shares for the last five days preceding the date the participant makes such election exceeds the exercise price of the stock options;
(g)	the value of his or her vested retention units, if any, in accordance with the Gold Reserve Ltd.

Director and Employee Retention Plan; and

(h)	all amounts owing under the terms of the 2012 Bonus Pool Plan (described below), in addition to any subsequent payments to be made under the terms of the 2012 Bonus Pool Plan.

As further discussed in the following two paragraphs, the participants (other than Mr. Coleman) are entitled to receive certain “gross-up payments” (that is, an excess parachute gross-up payment and a deferred compensation gross-up payment) if payments that he receives are subject to the excise tax under Code Section 4999 on excess parachute payments or the additional tax and interest factor tax under Code Section 409A on deferred compensation. The intent of these gross-up payments is to put the participant in the same position, after tax, that he would have been in if the payments that the participant received had not been subject to the excise and additional taxes.

The Change of Control Agreements also provide for a gross-up payment if any payment made to or for the benefit of a participant (“Excess Parachute Payment”) would be subject to the excise tax imposed by Code Section 4999, or any interest or penalties are incurred by the participant with respect to such excise tax. The Company will pay to the participant an additional payment (“Excess Parachute Gross-Up Payment”) in an amount such that after payment by the participant of all taxes on the Excess Parachute Gross-Up Payment, the participant retains an amount of the Excess Parachute Gross-Up Payment equal to the excise tax (and any interest or penalties) imposed upon the participants Excess Parachute Payment.

The Change of Control Agreements further provide for a gross-up payment if any payment made to or for the benefit of a participant (“Deferred Compensation Payment”) would be subject to the additional tax or additional interest on any underpayment of tax imposed by Code Section 409A, or any interest or penalties are incurred by the participant with respect to such additional tax or underpayment of tax. The Company will pay to the participant an additional payment (“Deferred Compensation Gross-Up Payment”) in an amount such that after payment by the participant of all taxes on the Deferred Compensation Gross-Up Payment, the participant retains an amount of the Deferred Compensation Gross- Up Payment equal to the additional tax and additional interest on any underpayment of tax (and any interest or penalties) imposed upon the participant’s Deferred Compensation Payment.

Payments may be delayed six months under Code Section 409A. In the event of such a delay, the delayed payments will be made to a rabbi trust. Upon the completion of the six-month delay period, the payments held in the rabbi trust will be paid to the participant plus interest at the prime rate. The Company will pay all costs associated with the rabbi trust.

Participant NEOs (excluding Mr. Timm who retired as CEO on February 13, 2024) would have been entitled to collectively receive an aggregate of approximately $4.04 million if a Change of Control had occurred on December 31, 2023. Persons with Change of Control Agreements can elect the buy-out of their stock options as described above. The aggregate amount due was determined exclusive of any gross-up payments, which could be substantial depending on the tax position of each individual.

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The following table represents the estimated payout for remaining employees holding Change of Control Agreements at December 31, 2023. These amounts were determined exclusive of any gross-up payments, which could be substantial depending on the tax position of each individual.

Name	Compensation (1) $	Payout of Stock Options (2) $	Total $
James H. Coleman	1,628,400	1,322,000	2,950,400
David P. Onzay	795,426	293,400	1,088,826
Total NEOs	2,423,826	1,615,400	4,039,226

(1)	Represents the estimated payout as of December 31, 2023 of the associated salary, vacation, 401(k) contribution or its equivalent for Mr. Coleman, bonus and insurance.
(2)	Represents the payout of in-the-money stock options.

DIRECTOR COMPENSATION

Summary Director Fee Tables

Effective November 1, 2017, the Board approved a basic annual retainer of $60,000 for non-employee Board members and the following annual retainers for non-employee Committee chairs: the Audit Committee $8,000; the Compensation Committee $6,000; the nominating committee of the Board (the “Nominating Committee”) $6,000; the Barbados committee of the Board (the “Barbados Committee”)

$6,000; and the legal committee of the Board (the “Legal Committee”) $6,000. Effective January 1, 2021, the annual retainer for a non-employee chair of the Special Committee of the Board (the “Special Committee”) was $6,000. All other non-employee Committee members receive an annual retainer of

$4,000. Payments are made on a quarterly basis. Effective October 31, 2021, the directors receiving the basic annual retainer voluntarily agreed to reduce it to zero in the case of Mr. Johnston, to $30,000 in the case of Mr. Cohen, and to $45,000 in the case of Mr. Gagnon. Effective November 7, 2022, Mr. Tunkey’s appointment date to the Board, his basic annual retainer was set at $50,000. Effective November 15, 2023, Mr. Knight’s appointment date to the Board, his basic annual retainer was set at $50,000.

Name	Year	Fees Earned (1) $	Share- based awards $	Option-based awards $	Non-equity Incentive plan compensation	All Other Compensation $	Total $
Robert A. Cohen	2023	44,000	-	-	-	-	44,000
Yves M. Gagnon	2023	53,000	-	-	-	-	53,000
James P. Geyer	2023	17,466	-	-	-	-	17,466
James Michael Johnston	2023	4,750	-	-	-	-	4,750
James P. Tunkey	2023	58,500	-	-	-	-	58,500
David A. Knight	2023	7,250	-	100,699(2)	-	-	107,949
(1)	Represents cash fees granted as director during the year including committee fees.
(2)	On December 14, 2023, the Company granted 145,000 stock options to Mr. Knight with an exercise price of $2.52 per Common Share. The fair market value of these stock options at the date of grant was estimated using the Black-Scholes valuation model, which valuation model the Company has determined to be the most accurate measure of value for option- based awards with the following assumptions: a 1.5 year expected term; expected volatility of 52%; risk free interest rate of 4.64% per annum; and a dividend rate of 0%. The weighted average grant date fair value of the stock options granted was calculated at approximately $0.69. The stock options vested immediately.

Certain NEOs, being Messrs. Coleman and Timm, are also directors of the Company. None of such NEOs receive any additional compensation for acting as a director of the Company.

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The following table sets forth information concerning all outstanding stock options to acquire Common Shares granted to the directors as at December 31, 2023. No share-based awards were outstanding as at December 31, 2023.

		Option-based Awards				Share-based Awards
Name	Grant Date	Number of securities underlying unexercised options #	(2) Option exercise price $	Option expiration Date	Value of unexercised in-the- money options (1) $	Number of shares or units of shares that have not vested #	Market or payout value of share- based awards that have not vested $	Market or payout value of share-based awards not paid out or distributed $

Robert A. Cohen	5/1/2017	125,000	1.93	5/1/2027	105,000	-	-	-
	10/4/2021	60,000	1.60	10/4/2031	70,200	-	-	-
Total		185,000			175,200	-	-	-

Yves M. Gagnon	9/9/2020	125,000	1.75	9/9/2030	127,500	-	-	-
	10/4/2021	30,000	1.60	10/4/2031	35,100	-	-	-
Total		155,000			162,600	-	-	-

James P. Geyer	7/25/2014	25,000	3.26	7/25/2024	-	-	-	-
	6/29/2015	35,000	3.15	6/29/2025	-	-	-	-
	2/16/2017	125,000	2.39	2/16/2027	47,500	-	-	-
	10/4/2021	120,000	1.60	10/4/2031	140,400	-	-	-
Total		305,000			187,900	-	-	-

James Michael Johnston	10/4/2021	195,000	1.60	10/4/2031	228,150	-	-	-

James P. Tunkey 11/17/2022	145,000	1.08	11/17/2032	245,050	-	-	-

David A. Knight 12/14/2023	145,000	2.52	12/14/2033	36,250	-	-	-
(1)	The “Value of unexercised in-the-money options” was calculated by determining the difference between the market value of the securities underlying the option at the end of the financial year and the exercise price of such stock options. At December 31, 2023 the closing price of the Common Shares on the OTCQX was $2.77.
(2)	Re-Priced Options were granted to certain directors of the Company.

Options Vested During the Year

The following table sets forth information for the directors other than the NEOs regarding the value of stock options that vested during the financial year ended December 31, 2023. No stock options held by the directors vested during the year other than as set forth in the footnote to the table. There was no value to the vested options referred to in the footnote as the market price of the Common Shares was equal to the exercise price of the options at the vesting date. There are no share-based awards outstanding, and no non- equity incentive plan compensation was earned during the financial year ended December 31, 2023.

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Name	Option-based awards – Value vested during the year $	Share-based awards – Value vested during the year $	Non-equity incentive plan compensation – Value earned during the year $
Robert A. Cohen	-	-	-
Yves M. Gagnon	-	-	-
James P. Geyer	-	-	-
James Michael Johnston	-	-	-
James P. Tunkey	-	-	-
David A. Knight(1)	-	-	-
(1)	On December 14, 2023, 145,000 stock options vested for Mr. Knight with an exercise price of $2.52 per Common Share and a market price of $2.52 per Common Share.

Directors and Officers Insurance

The Company carries directors’ and officers’ liability insurance which is subject to a total aggregate limit of approximately $11 million. The annual premium for the latest policy period beginning April 2024 was approximately $652,000. In addition, the Company elected in 2018 to exercise its options to obtain additional run off/extended reporting period coverage of $8 million for six years at an annual expense of approximately $70,000, from its previous primary coverage provider. This additional run off/extended reporting period coverage expired on March 9, 2024.

2012 Bonus Pool Plan

The Board approved the 2012 Bonus Pool Plan (“Bonus Plan”) in May 2012 to reward Bonus Plan participants, including NEOs, employees, directors and consultants, for their contributions to, among other things: (i) the development of a certain mining project in Venezuela (the “Brisas Project”) to the construction stage and subsequent issuance of the environmental permit to commence construction of the Brisas Project; (ii) the manner in which the Brisas Project development effort was carried out allowing the Company to present a compelling and vigorous arbitration claim; (iii) the support of the Company’s prosecution of the arbitration proceedings through the filing of numerous memorandum and exhibits as well as the oral hearings (the “Arbitration Proceedings”); and (iv) the on-going efforts to assist with positioning the Company to collect, in the most optimal manner, any awards arising out of the Arbitration Proceedings and/or sale of the mining data related to the Brisas Project (the “Mining Data”).

In January 2013 and September 2014, the Compensation Committee selected Bonus Plan participants and fixed their respective percentage of participation in the bonus pool and since September 2014 the Plan was 100% allocated to plan participants. In June 2018, the Board modified the Bonus Plan to increase the percentage participation of certain individuals who in the Board’s opinion were not adequately recognized for their current contribution to efforts associated with the conclusion of the Settlement Agreement and the collection of the amounts contemplated thereunder. The effect of the Board’s modification to the Bonus Plan is more fully described below. The Bonus Plan is administered by a committee, composed of one or more independent members of the Board, appointed from time to time by the Board. Participation in the Bonus Plan fully vests upon the participant’s selection by the committee, subject to voluntary termination of employment or termination for cause. Participants who reach age 65 and retire are fully vested and continue to participate in future distributions under the Bonus Plan.

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Generally the bonus pool is established if and when the Company (i) recovers any settlement, award, or other payment made or other consideration transferred to the Company or any of its affiliates outside of Venezuela, arising out of, in connection with or with respect to the Arbitration Proceedings, including, but not limited to the proceeds received by the Company or its affiliates from a sale, pledge, transfer or other disposition, directly or indirectly, of the Company’s rights with respect to the Arbitration Proceedings; (ii) sells, pledges, transfers or disposes, directly or indirectly, of all or any portion of the Mining Data, or (iii) in the event the Company or its Shareholders, directly or indirectly, engage in any (a) merger, plan of arrangement or other business combination transaction involving the Company or any of its subsidiaries,

(b) a sale, pledge, transfer or other disposition of 85% or more of the Company’s then outstanding Common Shares or (c) sale, pledge, transfer or other disposition, directly or indirectly, of all or substantially all of the assets of the Company (an “Enterprise Sale”).

In the case of the collection of the Company’s September 2014 arbitral award totaling $740.3 million (the “Award”) or disposition of the Mining Data, the bonus pool is comprised of the gross proceeds or the fair value of any consideration related to such transactions less certain deductions and applicable taxes and in the case of an Enterprise Sale the gross value of the transaction will be considered before any applicable taxes and after any Change of Control payments. The bonus pool, as originally structured, was comprised of the applicable gross proceeds or fair value realized less applicable taxes multiplied by 1% of the first

$200 million and 5% thereafter. The effect of the Board’s June 2018 modification was to increase the after- tax percentage allocation for the first $200 million up to a maximum of 1.28% and the percentage allocation thereafter up to a maximum of 6.4%. No Bonus Plan payments were made in the financial year ended December 31, 2023.

INDEBTEDNESS OF DIRECTORS, EXECUTIVE OFFICERS AND SENIOR OFFICERS OTHER THAN SECURITIES PURCHASE PROGRAMS

As of the date hereof, or at any time within thirty days prior to the date hereof, no executive officer, director, employee, or former executive officer, director or employee of the Company is or was indebted in respect of any purchase of securities or otherwise to the Company or any of its subsidiaries, or to any other entity for which the indebtedness was the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Company or any of its subsidiaries.

CORPORATE GOVERNANCE

Corporate Governance Matters

The Board and management of the Company recognize that effective corporate governance practices are fundamental to the long-term success of the Company. Sound corporate governance contributes to Shareholder value through increased confidence in the affairs of the Company. The Board and management are therefore committed to maintaining a high standard of corporate governance and compliance with the applicable provisions of National Instrument 58-101 – Disclosure of Corporate Governance Practices (“NI 58-101”). Additionally, while not currently prescriptive, the Board and management consider and, where appropriate, implement the corporate governance guidelines suggested in National Policy 58-201 – Corporate Governance Guidelines (“NP 58-201”). The guidelines contained in NP 58-201 have been formulated to:

1.	achieve a balance between providing protection to investors and fostering fair and efficient capital markets and confidence in capital markets;
2.	be sensitive to the realities of the greater numbers of small companies and controlled companies in the Canadian corporate landscape;
3.	take into account the impact of corporate governance developments in the U.S. and around the world; and
4.	recognize that corporate governance is evolving.
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Independence and Board Matters

The Board has determined that Messrs. Gagnon, Cohen, Johnston, Tunkey and Knight are “independent” within the meaning of section 1.4 of National Instrument 52-110 – Audit Committees (“NI 52-110”) and section 1.2 of NI 58-101. The Board believes that the five aforementioned directors are free from any interest and any business or other relationship that could, or could reasonably be perceived, to materially interfere with their ability to act independently from management of the Company or to act as a director with a view to the best interests of the Company, other than interests and relationships arising from shareholdings held, directly or indirectly, by such directors.

Each of the Audit Committee and the Compensation Committee are comprised of independent directors. Such committees hold regularly scheduled meetings at which non-independent directors and members of management of the Company are not in attendance. The Nominating Committee is comprised of a majority of independent directors. While the Board has not adopted a written mandate, the Board has adopted a Code of Conduct and Ethics (the “Company Code of Conduct and Ethics”) which can be found at www.goldreserve.bm under the Investor Relations – Governance section. The Company Code of Conduct and Ethics is also available in print to any Shareholder who requests it from the Company by writing to us at Gold Reserve Ltd., 999 W. Riverside Avenue, Suite 401, Spokane, WA 99201, Attn: Investor Relations.

Due to its current size, the Board does not currently provide an orientation and education program specifically designed to train new members of the Board. Further, the Board does not provide a continuing education program for its directors. All directors are given direct access to management of the Company, which is encouraged to provide information on the Company and its business and affairs to directors. The Board believes that each of its directors maintain the skills and knowledge necessary to meet their obligations as directors.

Risk Oversight

The various committees of the Board are responsible for assisting the Board in the oversight of risk management of the Company. In particular, the Audit Committee focuses on financial risk exposures, the steps that management of the Company has taken to monitor and control such risks, and, if appropriate, discusses with the independent auditor the guidelines and policies governing the process by which senior management and the relevant departments of the Company assess and manage the Company’s financial risk exposure and operational/strategic risk. The Company believes this arrangement maximizes the risk oversight benefit while providing for an appropriate leadership structure.

AUDIT COMMITTEE

Audit Committee Charter

The Audit Committee of the Board operates within a written mandate, as approved by the Board, which describes the Audit Committee’s objectives and responsibilities. The full text of the Audit Committee Charter, as amended as of August 2014, is attached as Appendix C to this Circular.

Membership and Role of the Audit Committee

The Audit Committee consists of James P. Tunkey (Chairman), Yves M. Gagnon and J. Michael Johnston. The Board has determined each member of the Audit Committee to be “independent” and “financially literate” as such terms are defined under Canadian securities laws. Further, each member of the Audit Committee satisfies the definition of “independent” director as established under the SEC rules. In addition, each member of the Audit Committee is financially literate and the Board has determined that Mr. Tunkey qualifies as an audit committee “financial expert” as defined by SEC rules. The Board has made these determinations based on the education and experience of each member of the Audit Committee.

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Mr. Tunkey has 29 years of experience in global risk advisory, including asset tracing and recovery, and political and operational risk management. He is the Chief Operating Officer of a global investigations and security consulting company named I-OnAsia. Mr. Tunkey was a director of Kroll Associates and Pinkerton Business Intelligence and Investigations prior to joining I-OnAsia in 2004. Mr. Tunkey holds a TRIUM Master of Business (MBA), jointly conferred by the London School of Economics, HEC Paris, and NYU Stern School of Business. He is a Qualified Risk Director and a Certified Fraud Examiner. Mr. Tunkey holds other professional certificates, including in Corruption Control and Organizational Integrity from Harvard’s JFK School of Government. Mr. Tunkey was appointed as a director of the Company in November 2022 pursuant to the terms of an agreement with a shareholder of the Company, Camac Partners, LLC. Mr. Tunkey has been a member of the Audit Committee since November 2022 and Chairman of the Audit Committee since December 2022.

Former Ambassador Gagnon is a graduate of France’s National Administration School (ENA), Mr. Gagnon also holds a BA in Arts and BSc in Political Sciences (Laval). During his more than 40 years in the Canadian federal administration, he held positions of increasing responsibility including as financial Controller at the Department of Foreign Affairs and International Trade, and as VP (Corporate) of Petro-Canada International Assistance Corporation as well as ambassador of Canada in six countries. Mr. Gagnon also served as chair of four bi-national chambers of Commerce as well as director on the boards of the Association of Canadian Exporters of Books, the International Exhibition Bureau and the Canada-USA Fulbright Foundation. Mr. Gagnon has been a member of the Audit Committee since September 2020.

Mr. Johnston co-founded Steelhead Partners, LLC in late 1996 to form and manage the Steelhead Navigator Fund. Prior to that, as senior vice president and senior portfolio manager at Loews Corporation, Mr. Johnston co-managed over $5 billion in corporate bonds and also managed an equity portfolio. He began his investment career at Prudential Insurance as a high yield and investment-grade credit analyst. Mr. Johnston was promoted to co-portfolio manager of an $11 billion fixed income portfolio in 1991. He graduated with honors from Texas Christian University with a degree in finance and completed his MBA at the Johnson Graduate School of Business at Cornell University.

The Audit Committee met four times during the financial year ended, December 31, 2023, and all members of the committee attended each meeting, in person or by phone with the exception of Mr. Johnston (who was appointed to the Audit Committee November 15, 2023 by the Board) who attended one meeting and Mr. Geyer (who retired from the Board and resigned from the Audit Committee effective November 15, 2023) who attended three meetings. The Audit Committee’s principal functions are to assist the Board in fulfilling its oversight responsibilities, and to specifically review: (i) the integrity of the Company’s financial statements; (ii) the independent auditor’s qualifications and independence; (iii) the performance of the Company’s system of internal audit function and the independent auditor; and (iv) compliance with laws and regulations, including disclosure controls and procedures.

The Audit Committee reviews the Company’s financial reporting process on behalf of the Board. Management of the Company has the primary responsibility for the financial statements, the reporting process and maintaining an effective system of internal control over financial reporting. The Company’s independent auditors are engaged to audit and express opinions on the conformity of the Company’s financial statements to accounting principles generally accepted in the United States, and the effectiveness of its internal control over financial reporting.

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External Auditor Service Fees

Fees paid to the Company’s independent external auditor, PricewaterhouseCoopers LLP, for the financial years ended December 31, 2023 and 2022 are detailed in the following table:

Fee Category	Year Ended 2023	Year Ended 2022
Audit Fees(1)	$ 199,729	$ 248,522
Audit Related Fees	-	-
Tax Fees (2)	$ 43,144	$ 54,608
All Other Fees	-	-
Total	$ 242,873	$ 303,131

Notes:

(1)	Aggregate fees billed for each of the last two fiscal years for professional services rendered by our independent registered public accounting firm, PwC, for the integrated audit of our annual financial statements, reviews of our quarterly financial statements and services provided in respect of other regulatory-required auditor attest functions associated with government audit reports, registration statements, prospectuses, periodic reports and other documents filed with securities regulatory authorities or other documents issued in connection with securities offerings
(2)	Tax fees were for services outside of the audit scope and represented consultations for tax compliance and advisory services relating to common forms of domestic and international taxation.

All fees for services performed by the Company’s external auditors during the financial year ended December 31, 2023 were pre-approved by the Audit Committee.

Pre-approval Policies and Procedures

The Audit Committee has adopted policies and procedures for the pre-approval of services performed by the Company’s external auditors, with the objective of maintaining the independence of the external auditors. The Company’s policy requires that the Audit Committee pre-approve all audit, audit-related, tax and other permissible non-audit services to be performed by the external auditors, including all engagements of the external auditors with respect to the Company’s subsidiaries. Prior approval of engagements for services other than the annual audit may, as required, be approved by the Chair of the Audit Committee with the provision that such approvals be brought before the full Audit Committee at its next regular meeting. The Company’s policy sets out the details of the permissible non-audit services consistent with the applicable Canadian independence standards for auditors. The CFO presents the details of any proposed assignments of the external auditor for consideration by the Audit Committee. The procedures do not include delegation of the Audit Committee’s responsibilities to management of the Company.

NOMINATING COMMITTEE

Nominating Committee Charter

The Nominating Committee of the Board operates within a written mandate, as approved by the Board, which describes the Nominating Committee’s objectives and responsibilities. The full text of the Nominating Committee Charter is available on the Company’s website, www.goldreserve.bm under the Investor Relations – Governance section. The Nominating Committee Charter is also available in print to any Shareholder who requests it from the Company by writing to us at Gold Reserve Ltd., 999 W. Riverside, Suite 401, Spokane, WA 99201, Attn: Investor Relations.

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Membership and Role of the Nominating Committee

The Nominating Committee is currently composed of the following three (3) directors: James H. Coleman (Chair)

Robert A. Cohen James P. Tunkey

Pursuant to the written mandate of the Nominating Committee, as amended, a majority of the members of the Nominating Committee are required to be independent.

The Nominating Committee assists the Board in fulfilling its responsibilities with respect to the composition of the Board, including recommending candidates for election or appointment as directors of the Company.

In considering and identifying new candidates for Board nomination, the Board, where relevant, addresses succession and planning issues; identifies the mix of expertise and qualities required for the Board; assesses the attributes new directors should have for the appropriate mix of expertise and qualities required to be maintained; arranges for each candidate to meet with the Chair of the Board and the CEO; recommends to the Board any proposed nominee(s) and arranges for their introduction to as many Board members as practicable; and encourages diversity in the composition of the Board.

COMPENSATION COMMITTEE

The Compensation Committee is currently composed of the following three (3) directors: James Michael Johnston (Chair)

Robert A. Cohen David A. Knight

For more information regarding the Compensation Committee, please see “Compensation Discussion and Analysis – Compensation Committee” above.

LEGAL COMMITTEE

The Legal Committee of the Board was created to review and monitor the Company’s legal position in respect of Board matters, matters related to enforcement of the Award, matters related to the Settlement Agreement and ancillary matters, matters related to the joint venture entity Empresa Mixta Ecosocialista Siembra Minera, S.A. (“Siembra Minera”) and GR Mining (Barbados) Inc., GR Procurement (Barbados) Inc., and GR Mining Group (Barbados) Inc. (collectively, the “Barbados Subsidiaries”), and all other legal matters arising out of the business of the Company, as well as liaising with legal counsel.

The Legal Committee is currently composed of the following three (3) directors: Robert A. Cohen (Chair)

James H. Coleman David A. Knight

BARBADOS COMMITTEE

The Barbados Committee of the Board was created to review and monitor the activities of the Barbados Subsidiaries and related transactions and activities with Siembra Minera.

The Barbados Committee is currently composed of the following one (1) director: James H. Coleman (Chair)

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SPECIAL COMMITTEE

On June 4, 2020, the Board created the Special Committee for the purposes of making all decisions and taking all actions for and on behalf of the Board and the Company, and so binding the Company with respect to all matters related to or arising from the business of the Company, that are not permitted to be done by “U.S. Persons” (as defined in 31 C.F.R. § 591.312) pursuant primarily to Executive Orders 13884 and 13850 (“US Sanctions”). This is part of the Company’s efforts to ensure compliance with applicable laws, including, without limitation, US Sanctions, the Special Economic Measures (Venezuela) Regulations enacted pursuant to the Special Economic Measures Act and the Justice for Victims of Corrupt Foreign Officials Regulations of the Justice for Victims of Corrupt Foreign Officials Act. The Special Committee will ensure that the Company’s actions that it directs are in compliance with applicable laws. The Special Committee is currently comprised of three individuals, two of whom are currently directors: Mr. Coleman (Chair) and Mr. Gagnon, along with a former director, Mr. J.C. Potvin, who serves as an advisor to the Special Committee. None of these three members of the Special Committee are considered U.S. Persons.

FINANCIAL MARKETS COMMITTEE

The Financial Markets Committee, which is comprised of Messrs. Johnston and Coleman, was created to evaluate the Company’s external financial obligations with respect to debt and/or equity issues and to evaluate and review: the listing status of the Company’s securities; the Company’s public and investment market disclosure; and the Company’s relationships with investment banks and mining analysts, as well as the Shareholders.

COMMUNICATION WITH BOARD MEMBERS

Any Shareholder or other interested party that desires to communicate with the Board or any of its specific members, including the chairman or the non-management directors as a group, should send their communication to the Chief Financial Officer, Gold Reserve Ltd., 999 W. Riverside Avenue, Suite 401, Spokane, Washington 99201. All such communications will be forwarded to the appropriate members of the Board.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

Other than as set forth herein, no proposed nominee for election as a director of the Company and no person who has been a director or executive officer of the Company at any time since the beginning of the last financial year, nor any associate or affiliate of any of the foregoing, has any material interest, directly or indirectly, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon, other than the election of directors or appointment of auditors.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Unless otherwise noted herein, no informed person or any proposed director of the Company, or any of the associates or affiliates of the foregoing, has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any transaction since the commencement of the Company’s most recently completed financial year or in any proposed transaction which has, in either case, materially affected or would materially affect the Company or any of its subsidiaries.

For the purposes of the above, “informed person” means: (a) a director or executive officer of the Company;

(b) a director or executive officer of a person or company that is itself an informed person or subsidiary of the Company; (c) any person or company who beneficially owns, or controls or directs, directly or indirectly, voting securities of the Company or a combination of both carrying more than 10% of the voting rights attached to all outstanding voting securities of the Company other than voting securities held by the person or company as underwriter in the course of a distribution; and (d) the Company after having purchased, redeemed or otherwise acquired any of its securities, for so long as it holds any of its securities.

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OTHER MATTERS TO COME BEFORE THE MEETING

Management of the Company knows of no other matters to come before the Meeting other than those referred to in the Notice of Annual General Meeting of Shareholders accompanying this Circular. However, if any other matters properly come before the Meeting, it is the intention of the persons named in the form of proxy accompanying this Circular to vote the same in accordance with their best judgment of such matters.

ADDITIONAL INFORMATION

Applicable Canadian securities laws require reporting issuers to disclose their approach to corporate governance. The Company’s disclosure in this regard is set out in Appendix D to this Circular.

Additional information about the Company may be found on the Company’s SEDAR+ profile at www.sedarplus.ca, on the SEC’s website at www.sec.gov and on the Company’s website at www.goldreserve.bm. Additional financial information is provided in the Company’s comparative annual financial statements and management’s discussion and analysis for its year ended December 31, 2023, as contained in the 2023 Annual Report on Form 40-F filed with the SEC on April 19, 2024. A copy of this document and other public documents of the Company are available to securityholders of the Company, free of charge, upon request to:

Gold Reserve Ltd. Attention: David P. Onzay

999 W. Riverside Avenue, Suite 401

Spokane, Washington 99201

Phone: (509) 623-1500

Fax: (509) 623-1634

APPROVAL AND CERTIFICATION

The contents and the sending of this Circular have been approved by the Board.

Dated at Spokane, Washington this 14th day of November, 2024.

(signed) “Paul Rivett” Paul Rivett Chief Executive Officer	(signed) “David P. Onzay” David P. Onzay Chief Financial Officer
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APPENDIX A

2012 EQUITY INCENTIVE PLAN

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Gold Reserve Ltd.

2012 Equity Incentive Plan (as amended and restated hereby)

SECTION 1. ESTABLISHMENT, PURPOSE, AND EFFECTIVE DATE OF PLAN

Establishment. Gold Reserve Ltd., a Bermuda exempted company limited by shares (the “Company”) effective as of the 2012 Plan Approval Date (defined below), established this 2012 Equity Incentive Plan, as the same may be amended or amended and restated from time to time (the “2012 Plan”).

Purpose. The purpose of the 2012 Plan, as amended and restated hereby, is to advance the interests of the Company and its Subsidiaries and promote continuity of management by encouraging and providing employees, officers, directors and Consultants with the opportunity to acquire an equity interest in the Company and to participate in the increase in shareholder value as reflected in the growth in the price of the Stock and by enabling the Company and its Subsidiaries to attract and retain the services of employees, officers, directors, and Consultants upon whose judgment, interest, skills, and special effort the successful conduct of its operations is largely dependent.

Effective Date and Amendments. The 2012 Plan became effective on May 17, 2012 (the “2012 Plan Approval Date”). The 2012 Plan was approved by the shareholders of the Company on June 27, 2012 and re- approved on June 11, 2013. In 2014, the Board (as defined below) approved an amendment and restatement of the 2012 Plan from a 10% “rolling” incentive stock option plan to a “fixed” plan with the maximum number of shares issuable thereunder fixed at 7,550,000, representing less than 10% of the issued and outstanding Class A common shares of the Company at the relevant date. On September 19, 2016, the Board approved an amendment and restatement of the 2012 Plan to increase the maximum number of shares issuable thereunder to 8,750,000, representing less than 10% of the issued and outstanding Class A common shares of the Company at such date. Such amendment was approved by the TSX Venture Exchange on October 6, 2016. On May 18, 2021, the Board approved an amendment and restatement of the 2012 Plan to increase the maximum number of shares thereunder to 9,939,500, representing less than 10% of the issued and outstanding Class A common shares of the Company at such date. Such amendment was approved by the TSX Venture Exchange on June 21, 2021. On May 3, 2024, the Board approved an amendment and restatement of the 2012 Plan to, among other things, fix the maximum number of shares issuable thereunder at 14,932,307, representing approximately 15% of the issued and outstanding Class A common shares of the Company at the relevant date. On November 14, 2024, the Board approved a further amendment and restatement of the 2012 Plan to reflect certain changes resulting from the continuance of the Company from the jurisdiction of Alberta to the jurisdiction of Bermuda.

SECTION 2. DEFINITIONS, CONSTRUCTION

Definitions. Whenever used herein, the following terms shall have their respective meanings set forth below:

a)	“Associate” has the meaning prescribed by the rules and policies of the Exchanges as they apply to incentive stock option plans from time to time.

b)	“Award” means, individually or collectively, a grant under the 2012 Plan and as evidenced by an Option Agreement.
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c)	“Blackout Period” means any period during which a policy of the Company formally prevents certain persons designated by such policy from trading in the securities of the Company or otherwise prevents such persons from exercising their Options.

d)	“Board” means the board of directors of the Company.

e)	“Business Combination” shall have the meaning provided in Section 10.

f)	“Change in Capitalization” means any increase or reduction in the number of shares of Stock, or any change (including, but not limited to, a change in value) in the shares of Stock or exchange of shares of Stock for a different number or kind of shares or other securities of the Company or any other corporation or other entity, by reason of a reclassification, recapitalization, merger, consolidation, reorganization, spin-off, split-up, issuance of warrants, rights or debentures, change in the exercise price or conversion price under any warrants, rights or debenture as a result of any event, stock dividend, stock split or reverse stock split, extraordinary dividend, property dividend, combination or exchange of shares or otherwise.

g)	“Change in Control” shall have the meaning provided in Section 10.

h)	“Code” means the U.S. Internal Revenue Code of 1986, as amended.

i)	“Committee” means a committee of the Board designated by the Board to administer the 2012 Plan in accordance with the requirements of each Exchange, as applicable. If no Committee is designated or is administering the 2012 Plan, all references to the Committee herein shall refer to the Board. While the Committee shall administer the 2012 Plan generally as provided in Section 10, the Board shall determine matters concerning Awards to directors and officers and references herein to the Committee shall refer to the Board for matters relating to Awards to directors and officers.

j)	“Company” means Gold Reserve Ltd., a Bermuda exempted company limited by shares, and any successors thereto.

k)	“Consultant” has the meaning prescribed by the rules and policies of the Exchange as they apply to incentive stock option plans from time to time.

l)	“Disability” means the inability to engage in any substantial activity by reason of any medically determinable, physical or mental impairment that can be expected to result in death or that has lasted or can be expected to last for a continuous period of not less than 12 months.

m)	“Employment” means the working relationship between the employee (creating a legally valid employer-employee relationship), officers, directors or the Consultants and the Company or Subsidiary, as applicable.

n)	“Exchange” means the TSX Venture Exchange or such other securities exchange on which the Stock is listed from time to time.

o)	“Exchange Act” means the U.S. Securities and Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

p)	“Fair Market Value” means, as of any date, the value of the Stock determined as follows:

(i)  subject to any applicable Exchange rules, the United States dollar equivalent of the last closing price of the Stock on the Principal Market for the Stock on the date of determination. Notwithstanding

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the preceding, at no point shall the Fair Market Value be below the minimum exercise price prescribed by the rules and policies of the Exchanges; or

(ii)  in the absence of an established market for the Stock, the Fair Market Value thereof on the date of determination shall be determined in good faith by the Committee in accordance with applicable law.

q)	“Incumbent Board” shall have the meaning provided in Section 10.

r)	“Insider” has the meaning prescribed by the rules and policies of the Exchange as they apply to incentive stock option plans from time to time.

s)	“Investor Relations Activities” shall have the meaning prescribed by the rules and policies of the Exchange as they apply to incentive stock option plans from time to time.

t)	“Issuer” means a company and its subsidiaries which have any of its securities listed for trading on the TSX Venture Exchange and, as the context requires, any applicant company seeking a listing of its securities on the TSX Venture Exchange.

u)	“Management Company Employee” shall have the meaning prescribed by the rules and policies of the Exchange as they apply to incentive stock option plans from time to time.

v)	“Option” means the right to purchase Stock at a stated price for a specified period of time pursuant to the 2012 Plan.

w)	“Option Agreement” means the agreement evidencing the grant of an Option as described in Section 6.

x)	“Option Price” means the price at which Stock may be purchased pursuant to an Option.

y)	“Optionee” means a person to whom an Option has been granted under the 2012 Plan.

z)	“Outstanding Voting Securities” has the meaning provided in Section 10.

aa)	“Participant” means an employee, officer, director or a Consultant who has been granted and, at the time of reference, holds an Option.

bb)	“Principal Market for the Stock” means the exchange, automated quotation system or trading market on which the majority of the Stock was traded over the last twelve-month period prior to the date of determination. This includes the TSX Venture Exchange or such other securities exchange on which the Stock is listed from time to time.

cc)	“Stock” means the common shares of the Company, par value US$0.01 per share.

dd)	“Subsidiary” means any present or future subsidiary of the Company, as defined in the Securities Act (Ontario), as amended.

For all numbers, except when otherwise indicated by the context, the singular shall include the plural, and the plural shall include the singular.

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SECTION 3. PARTICIPATION

Participation. Participants in the 2012 Plan shall be selected by the Committee from among those officers, directors, employees, and Consultants of the Company and its Subsidiaries who, in the opinion of the Committee, are in a position to contribute materially to the Company’s continued growth and development and to its long-term financial success.

In the case of Options granted to employees, Consultants or Management Company Employees, the Company and the Optionee will represent in all Option Agreements that the Optionee is a bona fide employee, Consultant or Management Company Employee, as the case may be.

SECTION 4. STOCK SUBJECT TO PLAN

Number. The total number of shares of Stock subject to issuance under the 2012 Plan, under all security based compensation arrangements, including the 2012 Plan, shall not exceed 14,932,307.

In addition to other restrictions set out in the 2012 Plan, the Company may not grant Options to any one employee in any 12 month period providing for the issuance of more than 4,977,435 shares of Stock, subject to adjustment in the event of a Change in Capitalization as provided below.

All security based compensation will be subject to TSX Venture Exchange Hold Period where applicable. The Company must obtain disinterested Stockholder approval of Options if:

a)	the 2012 Plan grants could result at any time in:

(i)	the number of common shares reserved for issuance under Options granted to Insiders exceeding 10% of the issued shares, calculated as at the date any security based compensation is granted or issued;

(ii)	the grant to Insiders, within a 12 month period, of a number of Options exceeding 10% of the issued shares, calculated as at the date any security based compensation is granted or issued; or

(iii)	the issuance to any one Optionee, within a 12 month period, of a number of shares exceeding 5% of the issued shares, calculated as at the date any security based compensation is granted or issued; or

b)	any reduction in the exercise price of an Option, or the extension of the term of an Option, if the Participant is an Insider at the time of the proposed amendment.

If the Company is required to obtain disinterested Stockholder approval in accordance with paragraph (a) immediately above, the proposed grant(s) must be approved by a majority of the votes cast by all Stockholders at a Stockholders’ meeting excluding votes attaching to shares beneficially owned by:

(i)	Insiders to whom Options may be granted under the 2012 Plan; and

(ii)	Associates of persons referred to in (b)(i).

c)	Holders of any non-voting and subordinate voting shares must be given full voting rights on a resolution that requires disinterested Stockholder approval.
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The Company may not grant Options providing for the issuance of more than 2% of the issued Stock to any one Consultant in any 12 month period, calculated as at the date the said Options were granted to such Consultant.

The Company may not grant Options providing for the issuance of more than an aggregate of 2% of the issued Stock to all persons retained to provide Investor Relations Activities, in any 12 month period, calculated as at the date the said Options were granted to any such person. In addition, Options issued to Consultants performing Investor Relations Activities must vest in stages over 12 months with no more than 1/4 of the options vesting in any three month period.

The Committee shall have the full authority to determine the number of shares of Stock available for Awards. In its discretion the Committee may include (without limitation), as available for distribution: (a) Stock subject to any Award that has been previously forfeited; (b) Stock under an Award that otherwise terminates, expires, or lapses without the issuance of Stock being made to a Participant; (c) Stock subject to any Award that settles in cash, or (d) Stock that is received or retained by the Company in connection with the exercise of an Award, including the satisfaction of any tax liability or tax withholding obligation.

The Company intends to comply with the policies of the TSX Venture Exchange when granting Options.

Adjustment in Capitalization.

a)	In the event of a Change in Capitalization, any adjustment, other than in connection with a security consolidation or security split, to the Option granted or issued under the 2012 Plan must be subject to prior acceptance of the Exchange including adjustments related to an amalgamation, merger, arrangement, reorganization, spin-off, dividend or recapitalization.

b)	Notwithstanding any other provision of the 2012 Plan or any Option Agreement to the contrary, any Award which is adjusted pursuant to this Section shall be exempt from, or compliant with, the requirements of Code Section 409A and Code Section 457A and the regulations and other governmental guidance issued thereunder.

c)	If, by reason of a Change in Capitalization, an Optionee shall be entitled to exercise an Option with respect to new, additional or different shares of Stock or securities, such new, additional or different shares shall thereupon be subject to all of the conditions, restrictions and performance criteria which were applicable to the Stock subject to the Option, as the case may be, prior to such Change in Capitalization.

SECTION 5. DURATION OF 2012 PLAN

Duration of Plan. The 2012 Plan shall remain in effect, subject to the Board’s right to earlier terminate the 2012 Plan pursuant to Section 10 hereof, until all Stock subject to the 2012 Plan shall have been purchased or acquired pursuant to the provisions hereof. Notwithstanding the foregoing, no Option may be granted under the 2012 Plan with an expiry date greater than ten years from the date of issuance of such Option.

SECTION 6. OPTION GRANTS

Grant of Options. Subject to Sections 4 and 5, Options may be granted to Participants at any time and from time to time as determined by the Committee. The Committee shall have complete discretion consistent with the terms of the 2012 Plan in determining whether to grant Options, and the number of Options to be granted. Only an employee, officer, director or Consultant of the Company or its Subsidiaries on the date of grant shall be eligible to be granted an Option.

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Option Agreement. Each Option shall be evidenced by an Option Agreement that shall specify the type of Option granted, the Option Price, the duration of the Option, the number of shares of Stock to which the Option pertains and such other provisions as the Committee shall determine. Should any Option expire within the Blackout Period, such Option shall be automatically extended without any further act or formality to that day which is ten (10) business days following the expiry of the Blackout Period, excluding those Options that expire within nine (9) business days following the expiration of the Blackout Period, for such Option, for all purposes under the 2012 Plan.

Option Price. The Option Price for each Option shall be determined by, or in the manner specified by, the Committee provided that no Option shall have an Option Price that is, on the date the Option is granted, less than Fair Market Value. In the case of a proposed reduction in exercise price of any Option, disinterested Stockholder approval will be obtained if the Optionee is an Insider of the Company at the time of the proposed amendment;

Duration of Options. Each Option shall have a maximum duration of ten years from the time it is granted.

Exercise of Options. Each Option granted under the 2012 Plan shall be exercisable at such times and be subject to such restrictions and conditions as the Committee shall in each instance approve. Such restrictions and conditions need not be the same for each Participant.

SECTION 7. TERMS AND CONDITIONS APPLICABLE TO ALL OPTIONS

Payment. The Committee shall determine the acceptable form of consideration for exercising an Option, including the method of payment, at the time of grant. Subject to applicable laws, such consideration may consist entirely of cash or check.

Restrictions on Stock Transferability. The Committee may impose such restrictions on any shares of Stock acquired pursuant to the exercise of an Option under the 2012 Plan as it may deem advisable, including, without limitation, restrictions under applicable provincial securities law, under applicable U.S. federal and state securities law, under requirements of any Exchange and under any U.S. blue sky or state securities laws applicable to such shares.

Termination Due to Retirement. If the employment of the Optionee is terminated due to the Retirement (as hereinafter defined) of the Optionee, or if the directorship of the Optionee expires, any then outstanding options under the 2012 Plan may be exercised at any time prior to the earlier of the expiration date of the Options or twelve (12) months after the date of retirement. For purposes of the 2012 Plan, retirement shall mean any termination of employment with the Company or a Subsidiary occurring after the completion of 10 years of service with the Company and the attainment of age 60 by the Optionee.

Termination Due to Death or Disability. The rights of an Optionee under any then outstanding Option granted to the Optionee pursuant to the 2012 Plan if the employment, officer role or directorship of the Optionee is terminated by reason of death or Disability shall survive for up to the earlier of the expiration date of the Options or one year after such death or Disability.

Termination of Employment for Cause. Anything contained herein or an Award agreement to the contrary notwithstanding, if the termination of an Optionee’s employment with the Company or a Subsidiary is as a result of or caused by the Optionee’s theft or embezzlement from the Company or a Subsidiary, the violation of a material term or condition of his or her employment, the disclosure by the Optionee of confidential information of the Company or a Subsidiary, conviction of the Optionee of a crime of moral turpitude, the Optionee’s stealing trade secrets or intellectual property owned by the Company or a Subsidiary, any act by the Optionee in competition with the Company or a Subsidiary, or any other act, activity or conduct of the Optionee which in the opinion of the Committee is adverse to the best interests of the Company or a Subsidiary, then any Options and any and all rights granted to such Optionee thereunder, to the extent not

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yet effectively exercised, shall become null and void effective as of the date of the occurrence of the event which results in the Optionee ceasing to be an employee, officer or director of the Company or a Subsidiary, and any purported exercise of an Option by or on behalf of said Optionee following such date shall be of no effect.

Involuntary Termination of Employment. Options granted under the 2012 Plan after the 2012 Plan Approval Date may be exercised at any time prior to the earlier of the expiration date of the Options or within thirty (30) days after the involuntary termination of employment (as hereinafter defined) of the Optionee with the Company, or applicable Subsidiary, but the Options may not be exercised for more than the number of shares, if any, as to which the Options were exercisable by the Optionee immediately prior to such termination of employment, as determined by reference to the terms and conditions specified at the time such Options were granted. For purposes of the 2012 Plan, “involuntary termination of employment” shall mean any termination of an Optionee’s employment with the Company or applicable Subsidiary, by reason of the discharge, firing or other involuntary termination of an Optionee’s employment by action of the Company or applicable Subsidiary other than an involuntary termination for cause as described in the paragraph above, or if the employee otherwise continued in the employment of another Subsidiary of the Company.

Voluntary Termination of Employment. Options granted under the 2012 Plan after the 2012 Plan Approval Date may be exercised at any time prior to the earlier of the expiration date of the Options or within ninety

(90) days after the voluntary termination of employment (as hereinafter defined) of the Optionee with the Company, or applicable Subsidiary, but the options may not be exercised for more than the number of shares, if any, as to which the Options were exercisable by the Optionee immediately prior to such termination of employment, as determined by reference to the terms and conditions specified at the time such options were granted. For purposes of the 2012 Plan “voluntary termination of employment” shall mean any voluntary termination of employment by reason of the Optionee’s quitting or otherwise voluntarily leaving the Company’s, or Subsidiary’s, employ other than a (a) voluntary termination of employment by reason of Retirement, (b) voluntary termination of employment for cause or (c) termination of employment as described above.

Cease to be a Director, Officer, Consultant or Management Company Employee. Any Options granted to any Optionee who is a director, officer, employee, Consultant or Management Company Employee shall expire within a reasonable period, not exceeding 12 months, following the date the Optionee ceases to be in that role, such period to be determined by the Board or Committee at the time such Option is granted.

Transferability and Exercisability of Options. No Option shall be transferable or assignable by the Optionee other than (i) by will or by the laws of descent and distribution, or (ii) by a qualified domestic relations order (as defined in the Code or Title 1 of the Employee Retirement Income Security Act of 1974, as amended, or the rules thereunder). All Options shall be exercisable, during the Optionee’s lifetime, only by the Optionee or by the guardian or legal representative of the Optionee or its alternate payee pursuant to such qualified domestic relations order, it being understood that the terms “holder” and “optionee” include the guardian and legal representative of the Optionee named in the Option Agreement and any person to whom an Option is transferred by will or the laws of descent and distribution, or pursuant to a qualified domestic relations order permitted by the 2012 Plan. In all cases of such a transfer, unless otherwise set out in this 2012 Plan, the Option in question shall expire on the date that is the first anniversary of such transfer.

SECTION 8. BENEFICIARY DESIGNATION

Beneficiary Designation. Subject to Sections 7 and 9, each Participant may, from time to time, name any beneficiary or beneficiaries (who may be named contingently or successively) to whom any benefit under the 2012 Plan is to be paid in case of the Participant’s death before he or she receives any or all of such benefit. Each designation will revoke all prior designations by the same Participant, shall be in a form prescribed by the Committee and will be effective only when filed by the Participant in writing with the Committee during the life time of the Participant. In the absence of any such designation, benefits remaining

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unpaid at the Participant’s death shall be paid to the estate of the Participant, provided that the period in which any such beneficiary can make a claim must not exceed one (1) year from the Participant’s death.

SECTION 9. RIGHTS OF PARTICIPANTS

Employment. Nothing in the 2012 Plan shall interfere with or limit in any way the right of the Company or any Subsidiary to terminate any Participant’s employment, directorship, officer role or service at any time nor confer upon any Participant any right to continue in the employ or service or as a director or officer of the Company or any Subsidiary. No person shall have a right to be selected as a Participant or, having been so selected, to be selected again as an Optionee. The preceding sentence shall not be construed or applied so as to deny a person any participation in the 2012 Plan solely because he or she was a Participant in connection with a prior grant of benefits under the 2012 Plan.

SECTION 10. ADMINISTRATION; POWERS AND DUTIES OF THE COMMITTEE AND THE BOARD

Administration.

(a)	The Committee shall be responsible for the administration of the 2012 Plan as it applies to Participants other than directors and officers, and the Board shall be responsible for the administration of the 2012 Plan as it applies to directors and officers, subject to Section 2. The Committee, by majority action thereof, is authorized to interpret and construe the 2012 Plan, to prescribe, amend, and rescind rules and regulations relating to the 2012 Plan (including related agreements), to provide for conditions and assurances deemed necessary or advisable to protect the interests of the Company and its Subsidiaries, and to make all other determinations necessary or advisable for the administration, interpretation and construction of the 2012 Plan (including related agreements), but only to the extent not contrary to the express provision of the 2012 Plan. Determinations, interpretations, or other actions made or taken by the Committee pursuant to the provisions of the 2012 Plan shall be final and binding and conclusive for all purposes and upon all persons whomsoever. No member of the Committee shall be personally liable for any action, determination or interpretation made or taken in good faith with respect to the 2012 Plan, and subject to the Company’s bye-laws, all members of the Committee shall be fully indemnified by the Company with respect to any such action, determination or interpretation.

(b)	To the extent that the Board determines it to be desirable to qualify Awards granted hereunder as “performance-based compensation” within the meaning of Section 162(m) of the Code, the 2012 Plan shall be administered by the Committee of two or more “outside directors” within the meaning of Section 162(m) of the Code.

(c)	Subject to the provisions of the 2012 Plan, and in the case of the Committee, subject to the specific duties delegated by the Board to such Committee, the Committee shall have the authority, in its discretion: (i) to determine the Fair Market Value of the Stock, in accordance with the 2012 Plan; (ii) to select the Participants to whom Awards may be granted hereunder;

(iii) to determine whether and to what extent Awards or any combination thereof, are granted hereunder; (iv) to determine the number of shares of Stock to be covered by each Award granted hereunder; (v) to approve forms of agreement for use under the 2012 Plan; and (vi) to determine the terms and conditions, not inconsistent with the terms of the 2012 Plan, of any Award granted hereunder. Such terms and conditions include, but are not limited to, the exercise price, the time or times when Options may be exercised or other Awards vest (which may be based on performance criteria), any vesting acceleration or waiver of forfeiture restrictions, and any restriction or limitation regarding any Award or the shares of Stock relating thereto, based in each case on such factors as the Committee, in its sole discretion, shall determine; (vii) to

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construe and interpret the terms of the 2012 Plan and Awards; (viii) to prescribe, amend and rescind rules and regulations relating to the 2012 Plan, including rules and regulations relating to sub-plans established for the purpose of qualifying for preferred tax treatment under foreign tax laws; (ix) to modify or amend each Award (subject to this Section), including the discretionary authority to extend the post-termination exercisability period of Options longer than is otherwise provided for in the 2012 Plan; (x) to authorize any person to execute on behalf of the Company any instrument required to effect the grant of an Award previously granted under the 2012 Plan; (xi) to allow Participants to satisfy withholding tax obligations by electing to have the Company withhold from the Stock or cash to be issued upon exercise or vesting of an Award that number of shares of Stock or cash having a Fair Market Value equal to the minimum amount required to be withheld (but no more). The Fair Market Value of any Stock to be withheld shall be determined on the date that the amount of tax to be withheld is to be determined. All elections by a Participant to have Stock or cash withheld for this purpose shall be made in such form and under such conditions as the Committee may deem necessary or advisable; (xii) to determine the terms and restrictions applicable to Awards; (xiii) to determine whether Awards will be adjusted for changes in capitalization (including dividends); (xiv) to impose such restrictions, conditions or limitations as it determines appropriate as to the timing and manner of any resales by a Participant or other subsequent transfers by a Participant of any Stock issued as a result of or under an Award, including without limitation, (A) restrictions under an insider trading policy, and (B) restrictions as to the use of a specified brokerage firm for such resales or other transfers; and (xv) to make all other determinations deemed necessary or advisable for administering the 2012 Plan.

(d)	Amendments to clarify existing provisions of the 2012 Plan do not have the effect of altering the scope, nature and intent of such provisions, unless such amendment explicitly states otherwise, in which case the approval of the stockholders of the Company shall be required as a condition to Exchange acceptance of the amendment.
(e)	Amendments to the terms of the 2012 Plan or to grants or issuances of security based compensation will be subject to the approval of the Exchange, and to stockholder approval where applicable.

Change in Control.

(a)	Without limiting the authority of the Committee as provided herein, the Committee, either at the time an Award is granted, or at any time thereafter, shall have the authority to take such actions as it deems advisable, including the right to accelerate in whole or in part the exercisability of Options upon a Change in Control. Nothing herein shall obligate the Committee to take any action upon a Change in Control.

(b)	Any adjustment, other than in connection with a security consolidation or security split, to security based compensation granted or issued must be subject to the prior acceptance of the TSX Venture Exchange, including adjustments related to an amalgamation, merger, arrangement, reorganization, spin-off, dividend or recapitalization.

(c)	There can be no acceleration of the vesting requirements applicable to stock option grants to an Investor Relations Service Provider without the prior written approval of the TSX Venture Exchange.
(d)	“Change in Control” means the occurrence of any of the following events:

i.	The acquisition by any individual entity or group (within the meaning of Section 13(d)(3) or 14(d)(2) of the Exchange Act of beneficial ownership (within the meaning of Rule 13d-3 promulgated under the Exchange Act) of equity securities of the Company representing more than 25 percent of the voting power of the then outstanding equity securities of the Company entitled to vote generally in the election of directors (the “Outstanding Company Voting
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Securities”), provided, however, that for purposes of this subsection (i) the following acquisitions shall not constitute a Change of Control: (A) any acquisition by the Company, (B) any acquisition by any employee benefit plan (or related trust) sponsored or maintained by the Company or any corporation controlled by the Company, and (C) an acquisition pursuant to a transaction which complies with clauses (A), (B), and (C) of subsection (iii); or

ii.	A change in the composition of the Board as of the 2012 Plan Approval Date (the “Incumbent Board”) that causes less than a majority of the directors of the Company then in office to be members of the Incumbent Board provided, however, that any individual becoming a director subsequent to the 2012 Plan Approval Date, whose election, or nomination for election by the Company’s shareholders, was approved by a vote of at least a majority of the directors then comprising the Incumbent Board shall be considered as though such individual were a member of the Incumbent Board, but excluding, for this purpose, any such individual whose initial assumption of office occurs as a result of an actual or threatened election contest with respect to the election or removal of directors or other actual or threatened solicitation of proxies or consents by or on behalf of a person other than the Board; or

iii.	Consummation of a reorganization, merger, or consolidation or sale or other disposition of all or substantially all of the assets of the Company or the purchase of assets or stock of another entity (a “Business Combination”), in each case, unless immediately following such Business Combination, (A) all or substantially all of the individuals and entities who were the beneficial owners of the Outstanding Company Voting Securities immediately prior to such Business Combination will beneficially own, directly or indirectly, more than 50 percent of the then outstanding combined voting power of the then outstanding voting securities entitled to vote generally in the election of directors (or equivalent governing body, if applicable) of the entity resulting from such Business Combination (including, without limitation, an entity which as a result of such transaction owns the Company or all of substantially all of the Company’s assets directly or through one or more subsidiaries) in substantially the same proportions as their ownership, immediately prior to such Business Combination of the Outstanding Company Voting Securities, (B) no person (excluding any employee benefit plan (or related trust) of the Company or such entity resulting from such Business Combination) will beneficially own, directly or indirectly, more than a majority of the combined voting power of the then outstanding voting securities of such entity except to the extent that such ownership of the Company existed prior to the Business Combination, and (C) at least a majority of the members of the board of directors (or equivalent governing body, if applicable) of the entity resulting from such Business Combination will have been members of the Incumbent Board at the time of the initial agreement, or action of the Board, providing for such Business Combination; or

iv.	Approval by the stockholders of the Company of a complete liquidation or dissolution of the Company; or

v.	Any other event or series of events which the Board reasonably determines should constitute a Change in Control.

Nothing in this Section 10 prevents the Committee from providing for an alternative definition of “Change in Control” in any Award agreement or related employment, change of control or other agreement that sets forth the rights with respect to any Award. In the event of any conflict between this definition and the definition in any such agreement, the more permissive “Change in Control” language shall prevail.

Amendment, Modification and Termination of Plan. The Board may, at any time and from time to time, modify, amend, suspend or terminate the 2012 Plan in any respect. Amendments to the 2012 Plan shall be subject to approval to the extent required to comply with any exemption to the short swing-profit provisions of Section 16(b) of the Exchange Act pursuant to rules and regulations promulgated thereunder, with the exclusion for performance-based compensation under Code Section 162(m), or with the rules and regulations of any Exchange. The Board may also modify or amend the terms and conditions of any outstanding Option, subject to the consent of the holder and consistent with the provisions of the 2012 Plan.

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In general, the TSX Venture Exchange will require that any amendments to a security based compensation plan be subject to Shareholder approval as a condition to Exchange acceptance of the amendment and to shareholder approval where applicable.

The Board may, without shareholder approval:

(i)	amend the 2012 Plan to correct typographical, grammatical or clerical errors;
(ii)	change the vesting provisions of an Option granted under the 2012 Plan;

(iii)	change the termination provision of an Option granted under the 2012 Plan if it does not entail an extension beyond the original expiry date of such Option;
(iv)	make such amendments to the 2012 Plan as are necessary or desirable to reflect changes to securities laws applicable to the Company;

(v)	make such amendments as may otherwise be permitted by the Exchange, if applicable; and
(vi)	amend the Plan to reduce the benefits that may be granted to Participants.

Interpretation. Unless otherwise expressly stated in the relevant Agreement, any grant of Options is intended to be performance-based compensation and therefore not subject to the deduction limitation set forth in Section 162(m)(4)(C) of the Code.

Date of Grant. The date of grant of an Award shall be, for all purposes, the date on which the Committee makes the determination granting such Award, or such other later date as is determined by the Committee; provided, however, the date of grant of an Option shall be the date when the Option is granted and its exercise price is set, consistent with applicable law and applicable financial accounting rules. Notice of the determination shall be provided to each Participant within a reasonable time after the date of such grant.

SECTION 11. TAX WITHHOLDING

Tax Withholding. At such times as a Participant recognizes taxable income in connection with the receipt of shares, securities, cash or property hereunder (a “Taxable Event”), the Participant shall pay to the Company or, if instructed by the Committee or its delegate, the Subsidiary that employs the Participant an amount equal to the applicable taxes and other amounts as may be required by law to be withheld by the Company or, if instructed by the Committee or its delegate, the Subsidiary that employs the Participant in connection with the Taxable Event. This provision is not intended to (a) supersede the requirements of the TSX Venture Exchange, (b) result in an alteration of the exercise price of an Option or (c) result in the cashless exercise of an Option.

SECTION 12. REQUIREMENTS OF LAW

Requirements of Law. The granting of Options, and the issuance of shares of Stock upon the exercise of an Option shall be subject to all applicable laws, rules and regulations, and to such approvals by any governmental agencies or Exchanges as may be required.

Governing Law. The 2012 Plan, and all agreements hereunder, shall be construed in accordance with and governed by the laws of the Province of Ontario without giving effect to the choice of law principles thereof.

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Listing, etc. Each Option is subject to the requirement that, if at any time the Committee determines, in its discretion, that the listing, registration or qualification of Stock issuable pursuant to the 2012 Plan is required by any securities exchange or under any state or federal law, or the consent or approval of any governmental regulatory body is necessary or desirable as a condition of, or in connection with, the grant of an Option or the issuance of Stock, no Options shall be granted or payment made or shares of Stock issued, in whole or in part, unless such listing, registration, qualification, consent or approval has been effected or obtained free of any conditions which are unacceptable to the Committee or the Board, acting in good faith.

Code Sections 409A and 457A. The 2012 Plan and the Awards granted hereunder are intended to qualify for an exemption from Code Section 409A and from Code Section 457A, provided, however, that if any Award granted under the 2012 Plan is not so exempt, such Award is intended to comply with Code Sections 409A and 457A to the extent applicable thereto. Notwithstanding any provision of the 2012 Plan to the contrary, the 2012 Plan shall be interpreted and construed consistent with this intent. Notwithstanding the expressed intent to qualify for exemption from Code Section 409A and from Code Section 457A or otherwise to comply with Code Sections 409A and 457A, the Company shall not be required to assume any increased economic burden in connection therewith. Although the Company and the Committee intend to administer the 2012 Plan so that the 2012 Plan and the Awards granted hereunder qualify for an exemption from Code Section 409A and from Code Section 457A, if the 2012 Plan and any Award granted under the 2012 Plan are not so exempt, neither the Company nor the Committee represents or warrants that the 2012 Plan or such Award granted hereunder will comply with Code Sections 409A and 457A or any other provision of federal, state, local, or non-United States law. Neither the Company, its subsidiaries, nor its respective directors, officers, employees or advisers shall be liable to any Participant (or any other individual claiming a benefit through the Participant) for any tax, interest, or penalties the Participant may owe as a result of participation in the 2012 Plan, and the Company and its subsidiaries shall have no obligation to indemnify or otherwise protect any Participant from the obligation to pay any taxes pursuant to Code Sections 409A or 457A.

Restriction on Transfer. Notwithstanding anything contained in the 2012 Plan or any Agreement to the contrary, if the disposition of Stock acquired pursuant to the 2012 Plan is not covered by a then current registration statement under the U.S. Securities Act of 1933, as amended, and is not otherwise exempt from such registration, such Stock shall be restricted against transfer to the extent required by said Act, and Rule 144 or other regulations thereunder. The Committee may require anyone receiving Stock pursuant to an Option granted under the 2012 Plan, as a condition precedent to receiving such Stock, to represent and warrant to the Company in writing that such Stock is being acquired without a view to any distribution thereof and will not be sold or transferred other than pursuant to an effective registration thereof under said Act or pursuant to an exemption applicable under said Act, or the rules and regulations promulgated thereunder. The certificates evidencing any shares of such Stock shall have the appropriate legend to reflect their status as restricted securities.

Notwithstanding anything contained in the 2012 Plan or any agreement to the contrary, Stock issued pursuant to the 2012 Plan in reliance on an exemption from the prospectus requirements of the securities legislation of a province of Canada may be subject to restrictions on transfer.

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APPENDIX B REPORTING PACKAGE

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GOLD RESERVE LTD. NOTICE OF CHANGE OF AUDITOR

TO:	Ontario Securities Commission Alberta Securities Commission

British Columbia Securities Commission

Financial and Consumer Affairs Authority of Saskatchewan Manitoba Securities Commission

Autorité des marchés financiers

Financial and Consumer Services Commission (New Brunswick) Nova Scotia Securities Commission

Financial and Consumer Services Division (Prince Edward Island)

Office of the Superintendent of Securities Service Newfoundland and Labrador

AND TO: PricewaterhouseCoopers LLP (“PwC”)

AND TO: CBIZ CPAs P.C. (“CBIZ”)

Pursuant to Section 4.11 of National Instrument 51-102 – Continuous Disclosure Obligations (“NI 51-102”), Gold Reserve Ltd. (the “Company”) hereby gives notice that the Company has appointed CBIZ to act as the auditor of the Company effective as of November 13, 2024.

1.	PwC resigned as auditor of the Company effective as of November 13, 2024, at the Company’s request.

2.	The board of directors of the Company (the “Board”), including the members of the audit committee of the Board (the “Audit Committee”), have considered and approved the resignation of PwC as the auditor of the Company.

3.	The Board, including the members of the Audit Committee have considered and approved the appointment of CBIZ as the successor auditor of the Company effective as of November 13, 2024, to hold office until the next annual general meeting of shareholders of the Company (the “Shareholders”), at which time CBIZ will be proposed for appointment by the Shareholders as the auditor of the Company.

4.	There have been no modified opinions in PwC’s report on any of the financial statements of the Company relating to the period commencing at the beginning of the Company’s two most recently completed financial years and ending on the date of PwC’s resignation.

5.	There have been no “reportable events” (as defined in NI 51-102).

DATED this 13th day of November, 2024.

GOLD RESERVE LTD.
Per:	(signed) “David P. Onzay”
Name: David P. Onzay
Title: Chief Financial Officer
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November 13, 2024

To:

British Columbia Securities Commission Alberta Securities Commission

Financial and Consumer Affairs Authority of Saskatchewan The Manitoba Securities Commission

Ontario Securities Commission

Autorité des marchés financiers (Québec)

Financial and Consumer Services Commission (New Brunswick) Nova Scotia Securities Commission

Office of the Superintendent of Securities, Service Newfoundland & Labrador Financial and Consumer Services Division (Prince Edward Island)

We have read the statements made by Gold Reserve Ltd. in the attached copy of change of auditor notice dated November 13, 2024, which we understand will be filed pursuant to Section 4.11 of National Instrument 51-102.

We agree with the statements in the change of auditor notice dated November 13, 2024.

Yours very truly,

/s/ PricewaterhouseCoopers LLP Chartered Professional Accountants

PricewaterhouseCoopers LLP

250 Howe Street, Suite 1400, Vancouver, British Columbia, Canada V6C 3S7

T: +1 604 806 7000, F: +1 604 806 7806, ca_vancouver_main_fax@pwc.com, www.pwc.com/ca

“PwC” refers to PricewaterhouseCoopers LLP, an Ontario limited liability partnership.

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November 13, 2024

Ontario Securities Commission Alberta Securities Commission

British Columbia Securities Commission

Financial and Consumer Affairs Authority of Saskatchewan Manitoba Securities Commission

Autorité des marchés financiers

Financial and Consumer Services Commission (New Brunswick) Nova Scotia Securities Commission

Financial and Consumer Services Division (Prince Edward Island)

Office of the Superintendent of Securities Service Newfoundland and Labrador Dear Sirs/Mesdames:

Re: Gold Reserve LTD.

As required by National Instrument 51-102, we have reviewed the information contained in the Company’s Notice of Change in Auditors dated November 13, 2024. Based on our knowledge of such information at this date, we agree with the statements set out in the Notice that pertains to our firm.

Very truly yours,

/s/ CBIZ CPAs P.C.

CBIZ CPAs P.C.

Road, Suite 300

Houston, TX 77072

Phone: 281.223.5500

cbiz.com

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APPENDIX C

GOLD RESERVE INC.

(the “Company”)

CHARTER OF THE AUDIT COMMITTEE OF THE BOARD OF DIRECTORS (the “Board”)

As Amended and Restated August 2014

Purpose

The primary purposes of the Audit Committee (the “Committee”) are to assist the Board in fulfilling its oversight responsibilities and to oversee, on behalf of the Board, the Company’s accounting and financial reporting and internal control processes, financial statements and information, and compliance with regulatory requirements associated with such financial statements and information. More specifically, the purpose of the Committee is to satisfy itself that:

•	the Company’s annual financial statements are fairly presented in accordance with generally accepted accounting principles and to recommend to the Board whether the annual financial statements should be approved;
•	the information contained in the Company’s quarterly financial statements, annual report to shareholders and other financial publications, such as management’s discussion and analysis (“MD&A”), is complete and accurate in all material respects and to approve these materials;
•	the Company has appropriate systems of internal control over the safeguarding of assets and financial reporting to ensure compliance with legal and regulatory requirements; and
•	the internal and external audit functions have been effectively carried out and that any matter that the internal or the independent auditors wish to bring to the attention of the Board has been addressed. The Committee will also recommend to the Board the re-appointment or appointment of auditors and their remuneration.

The Committee’s function is one of oversight only and does not relieve management of its responsibilities for preparing financial statements that accurately and fairly present the Company’s financial results and condition, nor the independent auditors of their responsibilities relating to the audit or review of financial statements.

Organization

The Committee shall consist of at least three directors. The Board shall designate a Committee member as the chairperson of the Committee, or if the Board does not do so, the Committee members shall appoint a Committee member as chairperson by a majority vote of the authorized number of Committee members. The Chair shall be an “audit committee financial expert” as defined by securities laws applicable to the Company.

All Committee members shall be “independent,” as that term is defined under securities laws applicable to the Company. Furthermore, each Committee member shall be able to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Company’s financial statements.

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The Board may replace, remove and appoint Committee members at any time and any Committee member who ceases to be a director of the Company shall immediately cease to be a member of the Committee. Committee members shall serve for such terms as may be fixed by the Board, and in any case, at the will of the Board whether or not a specific term is fixed.

Independent Auditors and Their Services

The Committee shall recommend to the Board the nomination, compensation, retention, termination and evaluation, and shall be directly responsible for overseeing the work, of the independent auditors engaged by the Company for the purposes of preparing or issuing an auditor’s report or related work or performing other audit, review or attest services for the Company. The independent auditors shall report directly to the Committee. The Committee’s authority includes the resolution of disagreements between management and the auditors regarding financial reporting.

The Committee shall pre-approve all audit, review, attest and permissible non-audit services to be provided to the Company or its subsidiaries by the independent auditors. The Chair may independently approve normal course services provided by the independent auditor with ratification and approval by the full committee at the next quarterly committee meeting. The Committee shall obtain and review, at least annually, a report by the independent auditors describing:

•	the firm’s internal quality-control procedures; and
•	any material issue raised by the most recent internal quality-control review, or peer review, of the auditing firm or by any inquiry or investigation by governmental or professional authorities, within the preceding five years, respecting one or more independent audits carried out by the firm, and any steps taken to deal with any such issues.

In addition, the Committee’s annual review of the independent auditors’ qualifications shall also include the review and evaluation of the lead partner of the independent auditors for the Company’s account, and evaluation of such other matters as the Committee may consider relevant to the engagement of the auditors, including views of company management and internal finance employees, and whether the lead partner or auditing firm itself should be rotated.

Annual Financial Reporting

As often and to the extent the Committee deems necessary or appropriate, but at least annually in connection with the audit of each fiscal year’s financial statements, the Committee shall:

1.	Review and discuss with appropriate members of management the annual audited financial statements, related accounting and auditing principles and practices, and (when required of management under securities laws applicable to the Company and stock exchange requirements on which the Company’s common shares are listed, as applicable) management’s assessment of internal control over financial reporting and recommend to the Board whether such annual financial statements should be approved.
2.	Timely request and receive from the independent auditors, the report (along with any required update thereto), to the extent such report is required by securities laws applicable to the Company and stock exchange requirements on which the Company’s common shares are listed, as applicable, prior to the filing of an audit report, concerning:

•	all critical accounting policies and practices to be used;
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•	all alternative treatments of financial information within generally accepted accounting principles for policies and practices relating to material items that have been discussed with company management, including ramifications of the use of such alternative disclosures and treatments and the treatment preferred by the independent auditors; and
•	other material written communications between the independent auditors and company management, such as any management letter or schedule of unadjusted differences.

3.	Discuss with the independent auditors the matters required to be discussed by AICPA Statement on Auditing Standards No. 61, including such matters as:
•	the quality and acceptability of the accounting principles applied in the financial statements;
•	new or changed accounting policies, and significant estimates, judgments, uncertainties or unusual transactions;
•	the selection, application and effects of critical accounting policies and estimates applied by the Company;
•	issues raised by any “management” or “internal control” letter from the auditors, problems or difficulties encountered in the audit (including any restrictions on the scope of the work or on access to requested information) and management’s response to such problems or difficulties, significant disagreements with management, or other significant aspects of the audit; and
•	any off-balance sheet transactions, and relationships with any unconsolidated entities or any other persons, which may have a material current or future effect on the financial condition or results of the Company and as may be required to be reported under securities laws applicable to the Company and stock exchange requirements on which the Company’s common shares are listed, as applicable.
4.	Review and discuss with appropriate members of management the Company’s annual MD&A (or equivalent disclosures) and annual profit or loss press releases prior to their public disclosure and recommend to the Board whether such annual MD&A should be approved.
5.	Receive from the independent auditors a formal written statement of all relationships between the auditors and the Company consistent with Independence Standards Board Standard No. 1.
6.	Actively discuss with the independent auditors any disclosed relationships or services that may impact their objectivity and independence, and take any other appropriate action to oversee their independence.

Quarterly Financial Reporting

The Committee shall:

1.	Review and discuss with appropriate members of management the quarterly financial statements of the Company, the results of the independent auditors’ review of these financial statements and interim profit and loss press releases prior to their public disclosure.
2.	Review and discuss with Company management and, if appropriate, the independent auditors, significant matters relating to:
•	the quality and acceptability of the accounting principles applied in the financial statements;
•	new or changed accounting policies, and significant estimates, judgments, uncertainties or unusual transactions;
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•	the selection, application and effects of critical accounting policies and estimates applied by the Company; and
•	any off-balance sheet transactions and relationships with any unconsolidated entities or any other persons which may have a material current or future effect on the financial condition or results of the Company and are required to be reported under securities laws applicable to the Company or stock exchange requirements on which the Company’s common shares are listed, as applicable.
3.	Review and discuss with appropriate members of management the Company’s interim MD&A (or equivalent disclosures) and interim profit or loss press releases prior to their public disclosure and recommend to the Board whether such interim MD&A should be approved.

Other Functions

The Committee shall review and assess the adequacy of this charter annually, recommend any proposed changes to the full Board and, to the extent required, certify to any applicable securities regulator and stock exchange on which the Company’s common shares are listed, if applicable, that the Committee reviewed and assessed the adequacy of the charter.

The Committee shall discuss with management “financial results” press releases (including the type and presentation of information to be included, paying particular attention to any use of “pro forma” or “adjusted” non-GAAP information), and financial information and guidance or other forward-looking financial information provided to analysts and rating agencies or otherwise publicly disclosed. This may be conducted generally as to types of information and presentations, and need not include advance review of each release or other information or guidance.

The Committee, to the extent it deems necessary or appropriate, shall periodically review with management the Company’s disclosure controls and procedures, internal control over financial reporting and systems and procedures to promote compliance with applicable laws and regulatory requirements, as applicable, and the Committee shall ensure that adequate procedures are in place for the review of the Company’s public disclosure of financial information extracted or derived from the Company’s financial statements, other than the public disclosure referred to above with respect to annual and quarterly financial statements; and periodically assess the adequacy of such procedures.

The Committee shall periodically:

•	inquire of management and the independent auditors about the Company’s major financial risks or exposures;
•	discuss the risks and exposures and assess the steps management has taken to monitor and control the risks and exposures; and
•	discuss guidelines and policies with respect to risk assessment and risk management.

The Committee shall conduct any activities relating to the Company’s code(s) of conduct and ethics as may be delegated, from time to time, to the Committee by the Board.

The Committee shall establish and maintain procedures for:

•	the receipt, retention, and treatment of complaints received by the Company regarding accounting, internal accounting controls or auditing matters; and
•	the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters.

If the Committee so determines, the confidential, anonymous submission procedures may also include a method for interested parties to communicate directly with non-management directors.

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The Committee shall review and approve the Company’s hiring policies regarding partners, employees and former partners and employees of the present and former external auditor of the Company in compliance with the requirements set out in section 2.4 of Canadian National Instrument 52-110 – Audit Committees.

The Committee shall review and take appropriate action with respect to any reports to the Committee from internal or external legal counsel engaged by the Company concerning any material violation of securities law or breach of fiduciary duty or similar violation by the Company, its subsidiaries or any person acting on their behalf.

The Committee shall, from time to time as necessary, review the effect of regulatory and accounting initiatives on the financial statements of the Company. In addition, the Committee, as it considers appropriate, may consider and review with the full Board, company management, internal or external legal counsel, the independent auditors or any other appropriate person any other topics relating to the purposes of the Committee which may come to the Committee’s attention.

The Committee may perform any other activities consistent with this charter, the Company’s corporate governance documents and securities laws applicable to the Company and stock exchange requirements on which the Company’s common shares are listed as the Committee or the Board considers appropriate.

Meetings, Reports and Resources

The Committee shall meet as often as it determines is necessary, but not less than quarterly. The Committee shall meet separately with management and the independent auditors, as the Committee deems necessary. In addition, the Committee may meet with any other persons, as it deems necessary.

The Committee may establish its own procedures, including the formation and delegation of authority to subcommittees, in a manner not inconsistent with this charter, the Company’s constating documents or applicable corporate and securities laws and stock exchange requirements on which the Company’s common shares are listed, as applicable. The chairperson or a majority of the Committee members may call meetings of the Committee. A majority of the authorized number of Committee members shall constitute a quorum for the transaction of Committee business, and the vote of a majority of the Committee members present at a meeting at which a quorum is present shall be the act of the Committee, unless in either case a greater number is required by this charter, the Company’s constating documents or securities laws applicable to the Company or stock exchange requirements on which the Company’s common shares are listed, as applicable. The Committee shall keep written minutes of its meetings and deliver copies of the minutes to the corporate secretary for inclusion in the Company’s corporate records.

If required by securities laws applicable to the Company or stock exchange requirements on which the Company’s common shares are listed, the Committee shall prepare any audit committee report to be included in the Company’s annual management information circular, and report to the Board on the other matters relating to the Committee or its purposes. The Committee shall also report to the Board annually the overall results of its annual review of the independent auditors’ qualifications, performance and independence. The Committee shall also report to the Board on the major items covered by the Committee at each Committee meeting, and provide additional reports to the Board as the Committee may determine to be appropriate, including review with the full Board of any issues that arise from time to time with respect to the quality or integrity of the Company’s annual and quarterly financial statements and other publicly disclosed financial information, the Company’s compliance with legal or regulatory requirements, the performance and independence of the independent auditors.

The Committee is at all times authorized to have direct, independent and confidential access to the independent auditors and to the Company’s other directors, management and personnel to carry out the Committee’s purposes. The Committee is authorized to conduct or authorize investigations into any matters relating to the purposes, duties or responsibilities of the Committee.

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As the Committee deems necessary to carry out its duties, it is authorized to select, engage (including approval of the fees and terms of engagement), oversee, terminate, and obtain advice and assistance from outside legal, accounting, or other advisers or consultants. The Company shall provide for appropriate funding, as determined by the Committee and recommended to the Board, for payment of:

•	compensation to the independent auditors for their audit and audit-related, review and attest services;
•	compensation to any advisers engaged by the Committee; and
•	ordinary administrative expenses of the Committee that are necessary or appropriate in carrying out its duties.

Nothing in this charter is intended to preclude or impair the protection that may be provided under applicable law for good faith reliance by members of the Committee on reports or other information provided by others.

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APPENDIX D

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

This Appendix describes the Company’s corporate governance practices as required by Canadian National Instrument 58-101 – Disclosure of Corporate Governance Practices (“NI 58-101”) having regard to Canadian National Policy 58-201 – Corporate Governance Guidelines (“NP 58-201”) which provides guidance on corporate governance practices. The Board has reviewed this disclosure of the Company’s corporate governance practices.

	Disclosure Requirement under Form 58-101F2	Company’s Governance Practices
1. (i)	Disclose the identity of directors who are independent.

The Board believes that Messrs. Cohen, Gagnon, Johnston, Tunkey and Knight, and if elected at the Meeting, Mr. Howes, are “independent” within the meaning of section

1.4 of Canadian National Instrument 52-110 –

Audit Committees (“NI 52-110”) and section

1.2 of NI 58-101, as none of them is, or has been within the last three years, an executive officer or employee of the Company or party to any material contract with the Company and none of them receive remuneration from the Company in excess of directors’ fees and grants of stock options. The Board believes that the five (or six, if Mr. Howes is elected at the Meeting) directors are free from any interest and any business or other relationship that could, or could reasonably be perceived to, materially interfere with their ability to act independently from management or to act as a director with a view to the best interests of the Company, other than interests and relationships arising from shareholdings.

(ii)	Disclose the identity of directors who are not independent, and describe the basis for that determination.	Two directors, Messrs. Coleman and Rivett, are employees of the Company and therefore not considered independent. In addition, Mr. Timm was an employee of the Company within the last three years, and is therefore not considered independent.
2.	If a director is presently a director of any other issuer that is a reporting issuer (or the equivalent) in a jurisdiction or a foreign jurisdiction, identify both the director and the other issuer.	Such other directorships, if any, are disclosed in “Business of the Meeting – Item 1 – Election of Directors” section of this Circular.
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	Disclosure Requirement under Form 58-101F2	Company’s Governance Practices
3.	Describe what steps, if any, the board takes to orient new board members, and describe any measures the board takes to provide continuing education for directors.

Due to its current size, the Board does not currently provide an orientation and education program for specifically training new recruits to the Board.

The Board does not provide a continuing education program for its directors. All directors are given direct access to management, which is encouraged to provide information on the Company and its business and affairs to directors. The Board believes that each of its directors maintain the skills and knowledge necessary to meet their obligations as directors.

4.	Describe what steps, if any, the board takes to encourage and promote a culture of ethical business conduct.

The Board has adopted the Company Code of Conduct and Ethics which can be found at www.goldreserve.bm under the Investor Relations – Governance section and is available in print to any Shareholder who requests it.

All Company employees, including officers, and directors are expected to use sound judgment to help maintain appropriate compliance procedures and to carry out the Company’s business with honesty and in compliance with laws and high ethical standards. Each employee and director are expected to read the Company Code of Conduct and Ethics and demonstrate personal commitment to the standards set forth in same.

5. (i)	Disclose what steps, if any, are taken to identify new candidates for board nomination, including who identifies new candidates.

The Nominating Committee assists the Board in fulfilling its responsibilities with respect to the composition of the Board, including recommending candidates for election or appointment as director of the Company.

(ii)	Disclose the process of identifying new candidates.

In considering and identifying new candidates for Board nomination, the Board, where relevant:

(a)         addresses succession and planning issues;

(b)         identifies the mix of expertise and qualities required for the Board;

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	Disclosure Requirement under Form 58-101F2	Company’s Governance Practices

(c)          assesses the attributes new directors should have for the appropriate mix to be maintained;

(d)        arranges for each candidate to meet with the Board Chair and the CEO;

(e)          recommends to the Board as a whole proposed nominee(s) and arranges for their introduction to as many Board members as practicable; and

(f)           encourages diversity in the composition of the Board.

6. (i)	Disclose what steps, if any, are taken to determine compensation for the directors and CEO, including who determines compensation.	The Board reviews from time to time the compensation paid to directors and NEOs in order to ensure that they are being adequately compensated for the duties performed and the obligations they assume. The Board as a whole is responsible for determining the compensation paid to the directors.
(ii)	Disclose the process of determining compensation.	The Board considers evaluations submitted by the Compensation Committee evaluating the Company’s performance and the performance of its executive officers, and ratifies the cash and equity-based compensation of such executive officers approved by the Compensation Committee.
7.	If the board has standing committees other than the audit, compensation and nominating committees, identify the committees and describe their function.

The Legal Committee, which is comprised of Messrs. Coleman (Chair), Cohen and Knight, was created to review and monitor the Company’s legal position in respect of Board matters, matters related to enforcement of the Award, matters related to the Settlement Agreement and ancillary matters, matters related to Siembra Minera and the Barbados Subsidiaries, and all other legal matters arising out of the business of the Company, as well as liaising with legal counsel.

The Barbados Committee, which is currently comprised of Mr. Coleman, was created to review and monitor the activities of the Barbados Subsidiaries and related transactions and activities with Siembra Minera.

The Special Committee, which is comprised of three individuals, two of whom are current

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	Disclosure Requirement under Form 58-101F2	Company’s Governance Practices

directors: Messrs. Coleman (Chair) and Gagnon, alongwith a former director, Mr. J.C. Potvin, who serves as an advisor to the Special Committee, was created for the purposes of making all decisions and taking all actions for and on behalf of the Board and the Company, and so binding the Company with respect to all matters related to or arising from the business of the Company, that are not permitted to be done by “U.S. Persons” (as defined in 31 C.F.R. § 591.312) pursuant primarily to US Sanctions. This is part of the Company’s efforts to ensure compliance with applicable laws, including, without limitation, US Sanctions, the Special Economic Measures (Venezuela) Regulations enacted pursuant to the Special Economic Measures Act and the Justice for Victims of Corrupt Foreign Officials Regulations of the Justice for Victims of Corrupt Foreign Officials Act.

The Financial Markets Committee, which is comprised of Messrs. Johnston and Coleman, was created to evaluate the Company’s external financial obligations with respect to debt and/or equity issues and to evaluate and review: the listing status of the Company’s securities; the Company’s public and investment market disclosure; and the Company’s relationships with investment banks and mining analysts, as well as the Shareholders.

8.	Disclose what steps, if any, that the board takes to satisfy itself that the board, its committees, and its individual directors are performing effectively.

Due to its current size, the Board does not currently have a separate committee for assessing the effectiveness of the Board as a whole, the committees of the Board, or the contribution of individual directors. The Board, as a whole, bear these responsibilities.

The Board chair meets annually with each director individually to discuss personal contributions and overall Board effectiveness.